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EXHIBIT 99

        We Drive Innovation
DECOMA INTERNATIONAL INC. -- ANNUAL REPORT 2002

[PHOTO]

DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

All amounts in this Annual Report are expressed in U.S. dollars unless otherwise noted.

CONTENTS

Financial Highlights	1
At-a-Glance	2
Achievements	3
Forward Thinking	4
Delivering Solutions	6
Manufacturing Edge	8
Global Reach	10
Employee Shareholders	12
To Our Shareholders	14
Decoma's Team of Drivers	17
Financial Review	20

This Annual Report contains forward-looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward-Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 38 of this report.

FINANCIAL HIGHLIGHTS

	2002	2001
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.30	$1.00
Diluted	$1.03	$0.81

Decoma International Inc. 2002        1

AT-A-GLANCE

DECOMA INTERNATIONAL INC.

DECOMA'S GLOBAL FACILITIES

Manufacting Facilities				Product Development and Engineering Facilities
Belgium	2	Mexico	1	Canada	1	Japan	1
Canada	19	United Kingdom	2	Czech Republic	1	United Kingdom	1
Germany	7	United States	4	France	1	United States	1
				Germany	1

DECOMA'S PRODUCT RANGE

• Front End Modules	• Claddings	• Hard Tonneaus	• Window Surrond
• Lighting	• Running Boards	• Light Bars	Modules
• Front Fenders	• Rear Fenders	• "C" Pillars	• Sealing Systems
• Wheel Opening	• Rear End Modules	• "B" Pillars	• Grilles
Mouldings	• Rear Tail Lamps	• Roof Modules	• Specialty Vehicle Packages

DECOMA'S TOP FIVE PLATFORMS

North America		Europe
• Ford Explorer	• Chrysler Voyager/	• Mercedes Benz C Class	• BMW Mini
• Chrysler Intrepid/	Caravan/Town	• Ford Mondeo	• Jaguar X400
300M/Concorde	& Country	• Opel Vectra
• Chrysler Sebring/Stratus	• Ford Crown Victoria/
Grand Marquis

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ACHIEVEMENTS

[PHOTOS]

2002

Financial Achievements

  •
  Decoma maintains its sales and earnings momentum despite a challenging year for the automotive industry. Total sales grow 13% to a record $2.1 billion and net income increases to $93 million.

  •
  Diluted EPS grows to a record $1.03, an improvement of 27% over diluted EPS in 2001.

  •
  Average content per vehicle grows by 12% to $85 in North America and by 3% to $30 in Europe. In addition to increased vehicle production, sales and content growth in North America are driven by last year's acquisition of Autosystems Manufacturing Inc., new programs launched during 2001 and takeover business secured in 2002, and in Europe by strong volumes on the BMW Mini program.

  •
  Return on funds employed increased to 22%.

2002

Operating Achievements

  •
  Performance is particularly strong in North America, where Decoma is reaping the benefits of new programs and improved processes implemented over the past several years. The Company makes positive progress with the continued strategic realignment in European operations.

  •
  Decoma introduces a number of product and technology innovations, including the industry's first retractable running board on the Lincoln Navigator and an award-winning long-glass fibre composite running board.

  •
  The Company increases its presence in Europe, opening new facilities and expanding existing facilities. New contracts secured will position Decoma as a leading supplier of front end modules in Europe by 2005.

Decoma International Inc. 2002        3

FORWARD THINKING

Decoma running boards make headlines at the 2003 Automotive News PACE Awards program, which honours innovation by auto suppliers. The long-glass fibre composite running board is a finalist for best product and the retractable board receives an honourable mention.

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7 percent

of pretax profit is the minimum devoted to investment in research and development.

Decoma produces the front and rear fascias, front fog lamps, head lamps, tail lamps, cladding and running board on the Cadillac EXT.

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The Lincoln Navigator features the industry's first-ever automated retractable running board, which captures rave reviews.

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IDEAS IN MOTION

        209 employees submit concepts to Ideas In Motion, Decoma's program to reward employees for proposing commercially viable ideas for products, processes and strategies. Some of these submissions have resulted in patent applications. Overall in 2002, Decoma applied for 27 new patents.

Decoma produces the windshield moulding, rear reflector, retractable running board, outer belt seal and the door seals on the Lincoln Navigator.

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DELIVERING SOLUTIONS

The Volkswagen T5 Transit Van features one of a growing number of front end modules supplied by Decoma to global OEMs.

Components are integrated into the front end module of the Volkswagen T5 Transit Van, boosting total content per vehicle.

THE MOVE TO MODULARIZATION The front end module on Europe's Volkswagen T5 Transit Van is just one example of the growing appeal of modularization, which reduces labour costs for OEMs and increases total content per vehicle for Decoma. The move to modularization is particularly strong in Europe, where OEMs have embraced the concept of incorporating a variety of components into one system, including the fascia (bumper), support beams, lighting and cooling systems.

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FORM AND FUNCTION

[PHOTO OF VAN]

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MANUFACTURING EDGE

        Through continuous product improvements Decoma demonstrates the ability to provide OEMs with next-generation solutions.

[PHOTO OF RUNNING BOARD]

the weight

of a traditional metal running board makes the long-glass fibre composite running board highly attractive to OEMs.

FROM PROCESS TO PRODUCT Technology and product innovations appeal to OEM customers for their ability to solve a multitude of challenges, encompassing everything from aesthetics to performance to production costs. The 2002 introduction of a new modular window surround featuring TPV sealing for 2003 models is another case in point. The new surround lowers labour costs and weight, yields a better fit and finish and improves performance.

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NEW TECHNOLOGIES

[PHOTO]

Decoma International Inc. 2002        9

GLOBAL REACH

As Decoma's global footprint grows and we enter new product areas such as sealing and lighting systems, the potential to increase market share grows substantially.

9 countries

around the globe are home to 42 manufacturing, product development and engineering facilities. In addition, the Company has 6 facilities in construction phase.

MARKET SHARE In this environment, Decoma is in a strong position to make further gains in market share versus our competitors. In addition to new programs and new facilities, we continue our strategy of pursuing growth through acquisitions that build critical mass and complement our product offering.

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R&D facilities in Canada, the U.S. and Europe yield global partnerships with OEMs in platform development right from the beginning of the design process.

FUTURE EXPANSION

[PHOTO OF COMPUTER MONITOR]

Conceptual drawing of new Decostar facility in Carrolton, Georgia.

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EMPLOYEE SHAREHOLDERS

SHARING IN OUR FUTURE

        Our Employee Charter provides that every employee should own a portion of their Company, and as of December 31, 2002, the majority of our team were shareholders, and an important part of our future, through the Company's Deferred Profit Sharing Program.

        Aligning the interests of management and employees with all shareholders accomplishes a number of objectives. Most important is instilling the recognition that our ultimate goal of enhancing shareholder value is met only by delivering the highest level of service and quality to our customers. Also, by everyone on the Decoma team sharing in our future, we have been able to attract and retain the best and the brightest people in the industry. Our employee turnover is among the lowest in the business, and our management team is one of the most experienced in the industry.

        In addition to share ownership, the fostering and rewarding of our spirit of innovation has been a key factor in our success, and another reason why Decoma continues to lead the industry with its products and processes. Our 'Winning Teams' employee suggestion program has produced millions of dollars in savings every year, and our 'Ideas in Motion' innovation initiative will continue to result in new and better methods and products.

EMPLOYEE'S CHARTER

        Decoma is committed to an operating philosophy which is based on fairness and concern for people. This philosophy is part of Decoma's Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles:

Job Security

        Being competitive by making a better product for a better price is the best way to enhance job security. Decoma is committed to working together with its employees to help protect their job security. To assist its employees, Decoma will provide:

  •
  Job Counselling

  •
  Training

  •
  Employee Assistance Programs

A Safe and Healthful Workplace

        Decoma strives to provide its employees with a working environment which is safe and healthful.

Fair Treatment

        Decoma offers equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits

        Decoma will provide its employees with information which will enable them to compare their total compensation, including total wages and total benefits with those earned by employees of their competitors, as well as with other plants in their community. If an employee's total compensation is found not to be competitive, then their wages will be adjusted.

Employee Equity and Profit Participation

        Decoma believes that every employee should share in the financial success of the company.

Communication and Information

        Through regular monthly meetings between management and employees and through publications, Decoma will provide its employees with information so that they will know what is going on in the Company and within the industry.

The Hotline

        Should an employee have a problem, or feel the above principles are not being met, we encourage them to call the Hotline or use the self-addressed Hotline Envelopes to register their complaints. Employees do not have to give their name, but if they do, it will be held in strict confidence. Hotline Investigators will answer the employee's call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to the Global Human Resources Department. Hotline Number 1-800-263-1691.

Employee Relations Advisory Board

        The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Decoma operates within the spirit of the Decoma Employee's Charter and the principles of Decoma's Corporate Constitution.

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CORPORATE CONSTITUTION

Employee Equity and Profit Participation

        Ten percent of Decoma's profit before tax will be allocated to employees. These funds will be used for the purchase of Decoma shares in trust for employees and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation

        Decoma will distribute, on average, twenty percent of its annual net profit after-tax to shareholders.

Management Profit Participation

        To obtain long-term contractual commitment from senior management, the Company provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of Decoma's profit before tax.

Research and Development

        Decoma will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

Social Responsibility

        The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational, and political purposes to support the basic fabric of society.

Minimum Profit Performance

        Management has an obligation to produce a profit. If Decoma does not generate a minimum after-tax return of four percent on share capital for two consecutive years, the Class A shareholders, voting as a class, will have the right to elect additional directors.

Board of Directors

        Decoma believes that outside directors provide independent counsel and discipline. A majority of the members of Decoma's Board of Directors will be outsiders.

Unrelated Investments

        Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds twenty percent of Decoma's equity.

Constitutional Amendments

        Any change to Decoma's Corporate Constitution will require the approval of the Class A and Class B shareholders, with each class voting separately.

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TO OUR SHAREHOLDERS

        Fiscal 2002 was an excellent year for Decoma, despite a very challenging environment in the automotive industry overall. Sales grew to a record $2.1B, and operating income increased 23% over 2001 to $174M. Diluted earnings per share increased 27% to $1.03. Decoma's strong technical and operating capabilities, growing global footprint, ready access to capital and solid reputation as the industry's innovative problem-solver continue to place us as a recognized leader in all segments of our industry.

        2002 was a year of many highlights: we introduced a number of award-winning products and technologies, increased content per vehicle in both North America and Europe and broke ground on a new facility in the Southern United States to support the growing vehicle manufacturing output in this region. We increased our presence in Europe, opening new facilities and expanding existing facilities, and were awarded significant new contracts that will position us as a leading supplier of front end modules in Europe by 2005. Decoma's Winning Teams — our program that rewards employees for suggestions leading to cost savings and product and quality improvements — also enjoyed a record year, with more than 4,300 employees recognized for their bottom line-focused initiatives.

NORTH AMERICA: REAPING THE REWARDS

        Performance was particularly strong in our North American business segment, where Decoma is now reaping the benefits of new programs and improved processes implemented over the past several years. OEMs kept the North American automotive market buoyant with incentives, which — while they increased pressures on margins — drove vehicle production volumes higher than originally anticipated.

        Production sales in North America grew 18% over 2001 to $1.4B, and content per vehicle increased 12% to $85, the result of higher production volumes in most of our top five vehicle platforms. Increased content was also supported by last year's acquisition and integration of Autosystems Manufacturing, which added approximately $4 to North American content per vehicle and helped improve margins by reducing reliance on external sources of lighting related components. We also secured a number of new takeover contracts, broke ground on the new moulding and painting facility noted above, and captured new business that will lay the groundwork for future growth in our Mexican facility.

EUROPE: STRATEGIC REALIGNMENT CONTINUES ON PLAN

        In Decoma's European business segment, our strategic realignment continues on plan, with a particular focus on improving operating efficiencies and implementing many of the best practices that have been implemented in North America. We continue to manage this realignment effectively, solidifying the infrastructure and programs required to profitably grow our European market share and develop the same product depth we enjoy in North America.

        Production sales in Europe increased 4% to $492M and content per vehicle rose 3% to $30, fuelled by enthusiastic demand for the BMW Mini. In contrast, sales in Germany and Belgium, measured in Euros, declined slightly as a result of lower vehicle production volumes on certain high-content platforms. We continued to systematically reduce operating losses at Merplas, while focusing efforts on securing incremental business to fill this site's production capacity.

14        Decoma International Inc. 2002

        Increasing our operating presence remains key to our strategy to grow market share in Europe. To this end, we opened a new facility in Germany to supply modules for the Volkswagen T5 Transit Van, and commenced developing operations in Poland, our first venture in this country.

CONTINUED DOMINANCE IN OUR FIELD

        There has never been a more fiercely competitive time in our industry. We anticipate that the fallout from these various market pressures will come in the form of consolidation, as some players fail to survive the constant and increasing demand for pricing concessions. In this environment, Decoma possesses a number of distinct advantages over many of our competitors that allow us to turn seeming threats into significant competitive advantages. These include:

  •
  Record investment in research and development — Decoma invests a minimum of 7% of pretax profits to research and develop new products and technologies that maintain our reputation as the go-to provider of innovative exterior solutions and enable us to address increasing cost pressures from our customers.

  •
  Complete exterior integration — Decoma has become widely known as the most complete exterior systems integrator, positioning us ideally for the industry migration toward fully integrated exterior modules, including lighting systems, that enhance aesthetics and reduce manufacturing costs.

  •
  Access to capital — While some of our competitors are diverted by the need to reduce debt levels, Decoma's ready access to capital and strong balance sheet allow us to focus on continuous process improvements and product and business development that in turn lead to increased market share.

  •
  Engineering and design expertise — These core capabilities encourage OEMs to collaborate with Decoma early in the design stage to develop new products and technologies that yield lighter, lower cost and more ecologically sensitive vehicles, while removing excess process costs. These same skills are behind our success with vehicle refresh programs that allow OEMs to rejuvenate product line-ups through lower cost, more frequent exterior design changes.

  •
  Continuous improvement — Continuous process improvement is a key driver of the Decoma culture. Employees are motivated and rewarded for tabling initiatives that reduce costs and improve profits, which in turn allow us to measurably offset customer pricing demands.

INSPIRED THINKING

        As a result of these strengths, customers and suppliers seek out Decoma as the creative problem-solvers in our industry, and are often willing to pay a premium for the quality, service and innovative approaches we bring to the table.

        Some examples of this innovation at work include the industry's first retractable running board introduced last year on the Lincoln Navigator, and our award-winning long-glass fibre composite running board, an industry first that's an excellent showcase for our expertise in lightweight composites. Development of our new Thermo Plastic Vulcanite (TPV) sealing system, which will come on stream in 2003, offers excellent potential benefits over conventional rubber systems, including manufacturing cost, performance and environmental advantages. Product development is also well underway to play a leadership role in Europe's pending pedestrian-vehicle safety legislation.

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FOUNDATION FOR THE FUTURE

        We expect 2003 to be a positive, transitional year for Decoma. Industry-wide we anticipate a softening in vehicle sales volumes, which will further intensify competitive pressures and consolidation. The construction and launch of a number of new Decoma facilities, plus new vehicle program launches and conversions will command dedicated resources: while these initiatives will have an impact on our short-term growth, they will, in turn, ideally position the Company for healthy growth beyond 2003.

        As our 2002 performance demonstrated, Decoma's core capabilities, organizational strengths and ability to capitalize on industry trends stand us in good stead for the future. In 2003, we'll see new products come online. We'll continue to expand our global reach, solidifying the infrastructure to deliver significant gains in European market share and make inroads with our Asian customers. Our diverse customer base will position us to weather manufacturer-specific down cycles, while our ready access to capital ensures we'll have the resources to anticipate and deliver the solutions our customers — and their customers — are seeking.

        And, as always, we'll continue to benefit from the strength, creativity and commitment of the Decoma team, whose process improvement and cost reduction efforts help ensure Decoma continues to grow profitably. My thanks to all the members of Decoma's team, whose tireless efforts have contributed to our success in 2002 and laid the foundation for what is sure to be an exciting and rewarding 2003. In closing, I would also like to thank our Board of Directors for their insight and you, our shareholders, for your ongoing support.

/s/ Alan J. Power
ALAN J. POWER
President and Chief Executive Officer

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DECOMA'S TEAM OF DRIVERS

Product and Process

TERRY L. BALL
President, Exterior Trim

        Decoma has a long history of demonstrating leadership in product and process innovations. This track record gained even greater momentum in 2002, driven by the demands of the market and the enthusiasm and resourcefulness of Decoma employees. We expect 2003 to be another year of exciting product advances.

North American Manufacturing

ROBERT A. BROWNLEE
President, Fascia Operations

        The North American auto industry is currently undergoing a major shift in manufacturing to the south-eastern United States, which — by 2006 — will find vehicle production levels in this area equal to Canada's total output. The construction of our new moulding and painting facility near Atlanta, Georgia responds to this trend and will position us to meet the needs of existing and new customers in this region.

Front End Modules

GERD BRUSIUS
President, Decoma Europe

        In Europe, the trend toward front end modules (FEM) is playing a key role in distinguishing Tier 1 and Tier 2 suppliers. Only FEM suppliers, such as Decoma, will assume Tier 1 status, allowing us to capture increased market share and integrate more high value-added Decoma components per vehicle. Decoma's FEM strategy in Europe is already paying dividends, evidenced by a strong order book.

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Corporate Governance

R. DAVID BENSON
Executive Vice-President, Secretary and General Counsel

        In 2002, the landscape of corporate governance changed dramatically with the introduction of a wide variety of corporate governance and disclosure reform initiatives in both the United States and Canada. Keeping pace with this rapidly changing environment and establishing best practices in these areas continues to be an important focus of Decoma's Board of Directors and management.

Globalization

DOUGLAS M. HARRISON
Executive Vice-President, Planning and Corporate Development

        OEMs around the world are continuing to expand beyond their domestic markets in the drive to position themselves as global companies. As a result, successful suppliers must offer global capabilities that allow OEMs to consolidate their supply base. Only those companies able to support customers' needs on a global basis — such as Decoma — will maintain Tier 1 status.

Financial Results

S. RANDALL SMALLBONE
Executive Vice-President, Finance and Chief Financial Officer

        Decoma's record financial results for 2002 have been built from the shop floor to the financial statements one step at a time. The results demonstrate the dedication and, in many cases, the innovation of our employees at every level of the organization in every location of our operations around the world.

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Customer Pressures

GREGORY J. WALTON
Executive Vice-President, Sales and Marketing

        Market pressure faced by our customers continues to translate into increased pressure on suppliers. Decoma's engineering and program launch capabilities position us competitively, as we are better able to meet the demands while delivering improved vehicle quality. Notable achievements this year include our establishment as a sealing and lighting player, an expanded Japanese and German customer base and excellent growth prospects in Europe.

Research and Development

JAMES R. DROUILLARD
Vice-President, Engineering and Product Development

        In this era of the global supply base, research and development is a core Decoma strength. Maintaining R&D facilities in Europe and North America provides valuable global input from the supply base and universities. In 2002, Decoma introduced five innovations to the marketplace and received six prestigious awards from major industry organizations. In 2003, this emphasis on innovation will only increase.

Vehicle Enhancement

WILLIAM A. FREDERIKSEN
Vice-President and General Manager, Systems Integration

        Decoma's broad product spectrum and experience in designing and manufacturing specialty vehicle enhancement packages make us unique in the industry. With OEMs demanding low-investment, fast-to-market derivative vehicles, we expect substantial growth in systems integration. Exterior vehicle enhancement is the most efficient way for customers to penetrate new and developing market segments, and Decoma is ideally positioned to be the preferred full-spectrum supplier.

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FINANCIAL REVIEW

CONTENTS

Management's Discussion and Analysis of Results of Operations and Financial Position	21
Management's Responsibility for Financial Reporting	39
Auditors' Report	39
Significant Accounting Policies	40
Consolidated Balance Sheets	44
Consolidated Statements of Income	45
Consolidated Statements of Retained Earnings and Magna's Net Investment	46
Consolidated Statements of Cash Flows	47
Notes to Consolidated Financial Statements	48

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION

        All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2002, included elsewhere herein.

OVERVIEW

        Total sales grew to a record of $2,056.7 million in 2002, a 13% increase over 2001. Diluted earnings per share was also a record of $1.03 for 2002, an improvement of 27% over diluted earnings per share of $0.81 for 2001.

        The Company's sales and earnings growth was driven by strong performance in North America. The ramp up of programs that launched in 2001, the Autosystems lighting acquisition, takeover programs that launched at the beginning of 2002, favourable production volume program mix and a year with relatively few major new program launches and associated launch costs all contributed to record sales and operating income performance in North America.

        In Europe, production sales increased as a result of the ramp up of the BMW Mini and Jaguar X400 programs both in the United Kingdom and as a result of the translation of Euro and British Pound sales into U.S. dollars due to a significant strengthening of these currencies against the U.S. dollar. However, combined production sales in Germany and Belgium, measured in Euros, declined as a result of lower vehicle production volumes including lower volumes on certain high content programs. This sales decline, in conjunction with costs incurred to support significant future European booked sales growth, contributed to a decline in European, excluding Merplas, operating income. Merplas, on the other hand, reduced its operating losses before the write-off of deferred preproduction expenditures in 2002 (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion).

RESULTS OF OPERATIONS

Years Ended December 31, 2002 and 2001

Sales

	Years Ended December 31,
	2002	2001	% Change
Light Vehicle Production Volumes [in millions]
North America	16.3	15.5	5%
Western Europe	16.3	16.5	(1%)

Average Content Per Vehicle [U.S. dollars]
North America	$85	$76	12%
Europe	30	29	3%

Production Sales [U.S. dollars in millions]
North America	$1,391.5	$1,180.4	18%
Europe
Excluding Merplas	457.1	445.8	3%
Merplas	34.7	28.4	22%
Total Europe	491.8	474.2	4%
Global Tooling and Other Sales	173.4	161.3	8%

Total Sales	$2,056.7	$1,815.9	13%

North America

        North American production sales grew by 18% to $1,391.5 million in 2002 from $1,180.4 million in 2001. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $85 for 2002 compared to $76 for 2001. The increase in content was driven by the Autosystems lighting acquisition on September 28, 2001 which added approximately $4 to North American content per vehicle in 2002; new takeover business including content on the General Motors 820 C and D (Cadillac Escalade and Denali SUVs), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs; a full year's sales on programs that launched during 2001 including the Ford U152 (Explorer), Nissan TK (Altima), General Motors GMX 320 (Cadillac CTS) and Saturn GMT 315 (Vue) programs; content on programs that launched during 2002 including the DaimlerChrysler KJ (Jeep Liberty) and the Ford U231 (Aviator) programs; increased content and higher volumes on the GMT 250 (Aztek) and increased content on the Ford U204 (Escape) programs; and strong volumes on other high content production programs including the General Motors GMX 210 (Impala) and GMX 230 (Monte Carlo) programs. These increases were partially offset by lower Mexican

Decoma International Inc. 2002        21

production volumes on the GMT 805 (Avalanche) program, where 2001 volumes were strong as General Motors filled its distribution channels, and the DaimlerChrysler PT Cruiser program as well as lower production volumes on the DaimlerChrysler RS (Minivan) program; the disposition of a non-core North American operating division in the first quarter of 2002; and the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency which negatively impacted North American production sales. The Canadian dollar weakened against the U.S. dollar by 1% for 2002 compared to 2001.

        Increases in North American production sales were also driven by an increase in vehicle production volumes. Total North American light vehicle production for 2002 was 16.3 million units representing an increase of 5% from the 15.5 million vehicles built in 2001.

Europe

        European production sales, excluding Merplas, increased 3% to $457.1 million in 2002 compared to $445.8 million for 2001. Production sales at Merplas increased to $34.7 million in 2002 compared to $28.4 million in 2001. European content per vehicle grew 3% to approximately $30 for 2002 compared to $29 for 2001. Content growth was driven by an increase in sales in the United Kingdom as a result of the ramp up and continued strong volumes on the BMW Mini program produced at Sybex and a full year's production on the Jaguar X400 program produced at Merplas.

        Content growth was also driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. The average exchange rate for the Euro and British Pound, each against the U.S. dollar, increased 6% and 4%, respectively, for 2002 compared to 2001. However, when measured in Euros, combined production sales at the Company's facilities in Germany and Belgium declined in 2002 compared to 2001. This decline was driven by lower production volumes and lower volumes on certain high content programs including the Company's largest European program, the DaimlerChrysler Mercedes C Class, and the Ford Mondeo program; lower content on the introduction of the new DaimlerChrysler Mercedes E Class; the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe; and the completion of the Audi TT hard top program in the third quarter of 2002. Western European vehicle production volumes were down 1% to 16.3 million units for 2002 compared to 16.5 million units for 2001.

        These declines were partially offset by sales from new program launches in the latter part of 2002 including the VW Group T5 (Transit Van) and various Audi production programs.

Global Tooling and Other

        Tooling and other sales on a global basis increased 8% to $173.4 million compared to $161.3 million for 2002 and 2001, respectively. The increase in tooling sales relates to a number of European production programs that launched in the latter part of 2002 or will be launching in 2003.

Sales by Customer

        North American sales, including tooling and other sales, accounted for approximately 72% of total sales for 2002. This compares to 71% for 2001. The increase reflects the Company's strong content growth in North America and higher North American vehicle production volumes. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 36.7%, 33.4% and 15.9% of total North American sales, respectively, for 2002 (37.8%, 28.9% and 19.7% for 2001). The growth in General Motors sales reflects the acquisition of Autosystems, new takeover business and the relative strength of General Motors'

22        Decoma International Inc. 2002

production volumes. The Company's largest North American production sales programs for 2002 included the Ford U152 (Explorer) and EN114 (Crown Victoria and Grand Marquis) programs and the DaimlerChrysler RS (Minivan), LH (Concorde, Intrepid and 300M) and JR (Stratus and Sebring) programs.

        The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for a number of North American Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required. The Company continues to closely monitor potential opportunities in this area, particularly in the Southern United States region.

        European sales accounted for approximately 28% and 29% of total sales for 2002 and 2001, respectively. This reduction reflects growth in North American vehicle production volumes compared to a decline in European production volumes as well as growth in content per vehicle occurring at a faster rate in North America as compared to Europe. The Company's three largest customers in Europe were DaimlerChrysler, the VW Group and Ford representing 36.5%, 16.6% and 15.5% of total European sales, respectively, for 2002 (41.1%, 11.5% and 18.9% for 2001). The Company's largest European production sales programs for 2002 included the DaimlerChrysler Mercedes C Class (W/S/CL203) and A Class (W168) programs, the Ford Mondeo and Jaguar X400 programs and the Opel Vectra program.

        With respect to the VW Group, Decoma has been awarded new business that launched in the latter part of 2002 and that will launch in 2003 which will significantly increase the Company's sales to the VW Group. In addition, Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG"). The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe.

        On a consolidated basis, the Company's three largest customers are Ford, General Motors and DaimlerChrysler accounting for 30.8%, 25.5% and 21.6% of global total sales, respectively, for 2002 (32.2%, 21.6% and 26.0% for 2001).

Gross Margin

        Gross margin dollars increased to $423.4 million in 2002 compared to $365.5 million in 2001. As a percentage of total sales, gross margin increased to 20.6% for 2002 compared to 20.1% for 2001.

        Gross margins were positively affected by contributions from new takeover business; contributions from programs that launched during or subsequent to 2001 including the Ford U152 (Explorer), Nissan TK (Altima), DaimlerChrysler KJ (Jeep Liberty), General Motors GMX 320 (Cadillac CTS) and Saturn GMT 315 (Vue) programs in North America and the BMW Mini program in Europe; strong volumes on certain other high content programs in North America including the General Motors GMX 210 (Impala) and GMX 230 (Monte Carlo) programs; improved performance at two North American trim related facilities; reduced losses at Merplas; improved performance at Carplast/Toptech, one of the Company's German facilities where Audi TT roof module production recently ended but a number of MAN truck and other programs continue; and the impact of the Company's ongoing continuous improvement programs. In addition, although operating at lower gross margin percentages, the acquisition of Autosystems contributed to the growth in gross margin. These improvements were partially offset by costs incurred to support future European sales growth; the cancellation at the beginning of the third quarter of 2002 of DaimlerChrysler PT Cruiser production in Europe; lower production volumes on certain high content programs in North America, including the GMT 805 (Avalanche) and DaimlerChrysler PT Cruiser and RS (Minivan) programs, and in Europe including lower volumes on the Company's largest European program, the DaimlerChrysler Mercedes C Class, and the Ford Mondeo program; operating inefficiencies and other period costs at a facility in continental Europe and at a sealing systems facility in Ontario; and further OEM price concessions.

Decoma International Inc. 2002        23

Depreciation and Amortization

        Depreciation and amortization costs declined to $78.3 million for 2002 compared to $81.4 million for 2001.

        Effective January 1, 2002, Canadian generally accepted accounting principles ("GAAP") with respect to goodwill changed. As a result, effective January 1, 2002, the Company ceased recording amortization of goodwill (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A and note 2 to the Company's consolidated financial statements included elsewhere herein). Depreciation and amortization for 2001 includes goodwill amortization of $3.9 million.

        Excluding goodwill amortization, depreciation and amortization increased $0.8 million. As a percentage of total sales, depreciation and amortization costs decreased to 3.8% for 2002 compared to 4.5% for 2001.

Selling, General and Administrative ("S,G&A")

        S,G&A costs were $137.9 million for 2002, up from $115.7 million for 2001. This increase reflects additional S,G&A expense as a result of the Autosystems acquisition, additional costs associated with Merplas and United Kingdom sales and marketing efforts, additional management resources and new project costs in Europe, higher compensation costs for managers with compensation tied to Company profits, increases in sales, marketing, program management and other costs to support the higher sales levels and severance costs during the year related to a sealing systems facility in Ontario and with respect to certain management changes made in Europe. S,G&A costs for 2002 also include $1.8 million relating to the write-off of certain fixed assets that were taken out of production. As a percentage of sales, S,G&A increased to 6.7% for 2002 compared to 6.4% for 2001.

        In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S,G&A was $3.6 million and $3.5 million for 2002 and 2001, respectively.

Affiliation and Social Fees

        The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trade mark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

        As previously disclosed, on June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement with Magna. The amended agreement was effective August 1, 2002, provides for a term of nine years and five months expiring on December 31, 2011 and is renewable thereafter on a year to year basis at the parties' option. Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales (as defined in the agreement) from the 1.5% rate that previously applied. At current sales levels, the fee reduction is expected to result in annualized savings commencing August 1, 2002 of approximately $10 million. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also entitled Decoma to a credit equal to 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002. In addition, Decoma was entitled to a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

        Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

        The affiliation and social fees payable to Magna for 2002 decreased to $25.3 million from $27.1 million for 2001. The decrease in affiliation and social fees reflects the more favourable terms of the new affiliation agreement with Magna partially offset by an increase in affiliation and social fees payable due to the increases in consolidated net sales and pretax profits on which the affiliation and social fees are calculated, respectively.

24        Decoma International Inc. 2002

Operating Income

	Years Ended December 31,
	2002	2001	% Change
	[U.S. dollars in millions]
Operating Income
North America	$204.4	$146.6	39%
Europe
Excluding Merplas	1.8	25.8
Merplas excluding deferred preproduction expenditures write-off	(16.1)	(23.4)
Merplas deferred preproduction expenditures write-off	(8.3)	—
Total Europe	(22.6)	2.4
Corporate	(8.1)	(7.7)
Total Operating Income	$173.7	$141.3	23%

        Total operating income grew by 23% to $173.7 million for 2002 compared to $141.3 million for 2001. As a percentage of total sales, operating income improved to 8.4% for 2002 from 7.8% for 2001.

        Operating income for 2001, adjusted to eliminate the impact of goodwill amortization of $3.9 million (see the "Results of Operations — Years Ended December 31, 2002 and 2001 — Depreciation and Amortization" section of this MD&A for further discussion), was $145.2 million. Operating income for 2002, adjusted to eliminate the impact of the deferred preproduction expenditures write-off of $8.3 million (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), was $182.0 million. Adjusted 2002 operating income was up 25% over adjusted 2001 operating income.

North America

        North American operating income increased to $204.4 million for 2002 from $146.6 million for 2001. This increase is the result of added gross margin from new takeover business; contributions from programs that launched during or subsequent to 2001; strong volumes on other high content production programs; the acquisition of Autosystems; improved performance at two trim related facilities; and increased contributions as a result of the Company's ongoing continuous improvement programs. In addition, the elimination of goodwill amortization and the impact of more favourable terms under the new affiliation agreement with Magna contributed to the improvement in operating income. These improvements were partially offset by severance and other period costs at a sealing systems facility in Ontario; lower contributions due to lower Mexican production volumes on the General Motors GMT 805 (Avalanche) and DaimlerChrysler PT Cruiser programs and lower production volumes on the DaimlerChrysler RS (Minivan) program; and further OEM price concessions.

Europe

        European operating income, excluding Merplas, decreased to $1.8 million for 2002 compared to income of $25.8 million for 2001. Operating income was negatively impacted by costs incurred to support future European sales growth including:

  •
  costs associated with various Audi production programs currently being launched at the Company's Decoform and Prometall facilities in Germany and costs related to the construction, start-up and transfer of programs from Prometall to a new metal trim facility in Germany that will launch in the first quarter of 2003;

  •
  costs associated with the fourth quarter of 2002 launch of the VW Group T5 (Transit Van) program at the Company's recently completed Modultec mould in colour, assembly and sequencing facility in Germany with painted fascia production to come from the Company's existing Decoform facility also in Germany;

  •
  costs associated with establishing a moulding, assembly and sequencing facility in Poland to commence operations in the second half of 2003 to service the VW Group T5 (Transit Van) and the VW Group SLW (City Car) Poland production programs;

  •
  costs associated with Magna Steyr's DaimlerChrysler Mercedes E Class 4 matic assembly program that will launch in the first quarter of 2003 at a new Decoma assembly and sequencing facility in Graz, Austria (fascias for this program will be supplied by a third party);

  •
  costs associated with the construction of a new paint line at the Company's Belplas facility in Belgium to service, commencing in the fourth quarter of 2003, a portion of the production volume on the VW Group's A5 (Golf) program;

  •
  costs associated with various Porsche programs that will launch in the fourth quarter of 2003 at a new assembly and sequencing facility to be constructed in Zuffenhausen, Germany with fascia and related trim production coming from the Company's existing Decoform facility and from third parties;

Decoma International Inc. 2002        25

  •
  costs associated with the DaimlerChrysler Mercedes A Class program that will launch in the fourth quarter of 2004 at a new assembly and sequencing facility, Carmodul, in Rastatt, Germany with fascia production coming from the Company's existing Innoplas facility also in Germany; and

  •
  additional costs associated with increased United Kingdom sales and marketing efforts.

        European, excluding Merplas, operating income was also negatively impacted by lower combined production sales at the Company's facilities in Germany and Belgium, measured in Euros, due to a decline in production volumes and lower volumes on certain high content production programs including the DaimlerChrysler Mercedes C Class and Ford Mondeo; operating inefficiencies and other period costs at a facility in continental Europe; and the cancellation, at the beginning of the third quarter of 2002, of European production on the DaimlerChrysler PT Cruiser program which was serviced by the Company's Decoform facility. DaimlerChrysler consolidated production on this program in Mexico. The Company is currently negotiating the recovery of cancellation costs in respect of this program. Finally, severance costs and additional European management resource costs negatively impacted European operating income.

        The above factors were partially offset by:

  •
  improved performance at the Company's Carplast/Toptech operations in Germany due in part to the completion of production on the Audi TT roof module program;

  •
  contributions from the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom; and

  •
  the elimination of goodwill amortization and the impact of more favourable terms under the Company's new affiliation agreement with Magna.

        As detailed above, the Company expects significant Europe, excluding Merplas, sales growth over the next few years. Once through this launch period, the Company also expects that operating income will improve.

        Merplas generated an operating loss, before the write-down of deferred preproduction expenditures (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), of $16.1 million for 2002 compared to a loss of $23.4 million for 2001. Although the loss is significant, Merplas' performance has improved. Jaguar X400 production commenced in the second quarter of 2001 and the operating loss for the second quarter of 2001 was $9.0 million. By the third quarter of 2002, operating losses improved to $3.0 million. However, operating losses deteriorated to $5.5 million in the fourth quarter of 2002 due to reduced sales as a result of Ford service part pricing and volume reductions and both the introduction of four day weeks and an extended December 2002 shutdown of production at the Jaguar Halewood assembly facility. Refer to the "United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income

        Income from equity accounted investments, which includes the Company's 40% share of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, increased to $0.5 million for 2002 compared to nil for 2001. The increase is primarily attributable to improved performance at Bestop and the cessation of goodwill amortization effective January 1, 2002 (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion regarding goodwill amortization), partially offset by closure costs accrued in the current year with respect to one of Bestop's facilities.

Interest Expense

        Interest expense for 2002 was $12.0 million compared to $19.1 million for 2001. Total interest bearing net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna including current portion and debenture interest obligation, less cash and cash equivalents) declined to $168.2 million at December 31, 2002 compared to $349.7 million at December 30, 2000. Debt reduction was funded through cash generated from operations less capital and acquisition spending and dividends as well as $111.1 million of cash generated from the issuance of 16,100,000 Class A Subordinate Voting Shares in June 2001 (the "June 2001 Equity Offering"). In addition to debt reduction, lower market interest rates resulted in reduced interest costs.

Amortization of Discount on Convertible Series Preferred Shares

        The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt decreased to $8.4 million for 2002 from $9.3 million for 2001. The decrease reflects lower amortization as a result of the discount on the Series 2 and 3 Convertible Series Preferred Shares being fully amortized as of July 31, 2001 and 2002, respectively.

Other income

        Other income in 2002 of $4.4 million includes a $3.9 million gain on the sale of a non-core North American operating division. Income tax expense includes $1.0 million related to this gain. This division's total sales for 2001 were $8.5 million. The disposition of this division is not expected to have a significant impact on the Company's future consolidated operating performance.

        Other income in 2002 also includes $0.5 million representing the recognition of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of Euro 10 million of the Company's net investment in its continental Europe operations. This amount was not subject to tax.

26        Decoma International Inc. 2002

        Other income in 2001 of $2.8 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $25 million of the Company's net investment in its United States operations. This amount was not subject to tax.

Income Taxes

        The Company's effective income tax rate for 2002 increased to 41.2% from 39.9% for 2001. The effective income tax rate increased due to the utilization in 2001 of previously unbenefited tax loss carryforwards in Mexico to shelter Mexican income. The Mexican tax loss carryforwards were fully utilized in 2001. As a result, Mexican income in 2002 was subject to a full tax provision. In addition, the 2001 tax provision benefited from a net future income tax liability revaluation due to the enactment in 2001 of forward reductions in Ontario income tax rates.

        These increases were partially offset by lower Ontario statutory income tax rates in 2002 compared to 2001, the cessation of goodwill amortization (see the "Results of Operations — Years Ended December 31, 2002 and 2001 — Depreciation and Amortization" section of this MD&A for further discussion regarding goodwill amortization) which was non-deductible for tax and reduced non-deductible amortization of the discount on Convertible Series Preferred Shares.

        The Company's effective tax rate continues to be high due to Convertible Series Preferred Share amortization which is not deductible for tax and losses which are not being tax benefited primarily at Merplas, including the write-off of deferred preproduction expenditures, and at a facility in Belgium. Cumulative unbenefited tax loss carryforwards, primarily in the United Kingdom and Belgium, total approximately $69.1 million. Substantially all of these losses have no expiry date.

Minority Interest

        Minority interest expense was $0.8 million in 2001. In May 2001, the Company acquired the remaining 30% minority interest in its Mexican operations. Accordingly, minority interest in 2002 is nil.

Net Income

        Net income for 2002 increased 35% to $93.0 million from $68.7 million for 2001.

        Net income for 2001, adjusted to eliminate the after tax impact of goodwill amortization of $4.2 million (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion) and excluding other income of $2.8 million, was $70.1 million. Net income in 2002, adjusted to eliminate the impact of the Merplas deferred preproduction expenditures write-off of $8.3 million (see the "Goodwill and Deferred Preproduction Expenditures" section of the MD&A for further discussion) and excluding other income net of taxes of $3.4 million, was $97.9 million. Adjusted net income for 2002 increased 40% over adjusted 2001 net income. This increase is primarily attributable to higher operating income driven by the Company's strong North American performance and lower interest costs, partially offset by an increase in the Company's effective tax rate.

Financing Charges

        The deduction from net income of financing charges on the Convertible Series Preferred Shares (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) increased to $4.8 million for 2002 compared to $3.5 million for 2001. The increase reflects four quarters of dividends in 2002 on the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction. 2001 includes only three quarters of dividends on the Series 4 and 5 Convertible Series Preferred Shares.

        Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the acquisition of Visteon Corporation's 49% interest in the Conix Group on October 16, 2000 were $3.0 million in 2001. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, the Subordinated Debentures were repaid. Accordingly, financing charges related to Subordinated Debentures were nil in 2002. On the November 2001 repayment, the Company incurred a foreign exchange loss of $1.7 million, net of tax.

Decoma International Inc. 2002        27

Diluted Earnings Per Share

        Diluted earnings per share for 2002 increased 27% to $1.03 compared to $0.81 for 2001.

        Diluted earnings per share for 2001 adjusted to eliminate the impact of goodwill amortization and other income was $0.83. Diluted earnings per share for 2002 adjusted to eliminate the Merplas deferred preproduction expenditures write-off and other income net of taxes was $1.08. Adjusted diluted earnings per share for 2002 increased 30% over adjusted diluted earnings per share for 2001.

        The increase in diluted earnings per share is primarily due to the substantial increase in net income for 2002 compared to 2001. The weighted average number of diluted Class A Subordinate Voting and Class B Shares outstanding increased 7.7 million to 98.3 million. The increase is the result of the June 2001 Equity Offering and the issuance of 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the third quarter of 2002.

Earnings Growth

        The following table isolates the year over year impact of certain unusual income and expense items on the Company's key earnings measures.

	Operating Income		Net Income		Diluted EPS
	[U.S. dollars, in millions except per share figures]
2001 as reported	$141.3		$68.7		$0.81
Add back of goodwill amortization	3.9		4.2		0.05
Deduct other income in 2001	—		(2.8)		(0.03)

Adjusted 2001 base	145.2		70.1		0.83
Merplas deferred preproduction expenditures write-off	(8.3)		(8.3)		(0.08)
Other income in 2002	—		3.4		0.03
Remaining earnings growth over adjusted 2001 base	36.8	25%	27.8	40%	0.25	30%

2002 as reported	$173.7		$93.0		$1.03

28        Decoma International Inc. 2002

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Years Ended December 31, 2002 and 2001

	Years Ended December 31,
	2002	2001
	[U.S. dollars in millions]
EBITDA
North America	$259.9	$203.8
Europe
Excluding Merplas	21.7	46.3
Merplas	(13.2)	(19.8)
Total Europe	8.5	26.5
Corporate	(8.1)	(7.6)

	260.3	222.7
Interest, cash taxes and other operating cash flows	(71.7)	(62.0)

Cash flow from operations before changes in non-cash working capital	188.6	160.7
Cash generated from (invested in) non-cash working capital	50.0	(0.9)
Fixed and other asset spending, net
North America	(57.5)	(50.5)
Europe
Excluding Merplas	(49.6)	(18.6)
Merplas	(1.0)	(4.1)
Acquisition spending
North America	—	(20.1)
Less remaining purchase price payable	(2.6)	5.2
Proceeds from disposition of operating division	5.7	—
Dividends
Convertible Series Preferred Shares	(12.1)	(11.1)
Class A Subordinate Voting and Class B Shares	(14.2)	(12.6)

Cash generated and available for debt reduction	107.3	48.0
Net decrease in debt	(129.0)	(40.2)
Repayments of Subordinated Debentures	—	(74.2)
Issuances of Class A Subordinate Voting Shares	4.7	111.3
Foreign exchange on cash and cash equivalents	4.8	(0.7)

Net increase (decrease) in cash and cash equivalents	$(12.2)	$44.2

        The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income, plus depreciation and amortization, plus the write-down of deferred preproduction expenditures based on the respective amounts presented in the Company's consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

Cash Flow From Operations

        Cash generated from operations and dispositions exceeded capital and acquisition spending and dividend requirements by $107.3 million for 2002 compared to $48.0 million for 2001. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA in 2002 compared to 2001, cash generated from a reduction in the Company's investment in non-cash working capital, a reduction in acquisition spending as 2001 included spending on the acquisitions of Autosystems and the remaining minority interest in the Company's Mexican operations, and cash generated in 2002 from the disposition of a non-core North American operating division. These increases were partially offset by increases in capital spending and dividends in 2002 compared to 2001.

        The reduction in the Company's investment in non-cash working capital came primarily from a year over year reduction in the Company's combined working capital investment in tooling receivables and tooling inventory.

Decoma International Inc. 2002        29

Investing Activities

        The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In certain circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment.

        Capital spending, excluding acquisition spending and proceeds from disposition, on a global basis totaled $108.1 million or 41.5% of EBITDA in 2002 compared to $73.2 million or 32.9% of EBITDA in 2001.

        Capital spending in 2002 included $50.6 million in Europe related to spending to support future sales growth including spending on the Company's new paint line project at an existing facility in Belgium that will launch in the fourth quarter of 2003, spending on a new German facility to service the VW Group T5 (Transit Van) program which launched in the fourth quarter of 2002, spending on the construction of a new metal trim facility in Germany that will launch in the first quarter of 2003 and spending on other newly awarded production contracts, required improvements and other process related expenditures.

        North American capital spending was $57.5 million in 2002. In addition to spending on newly awarded production contracts, required improvements and other process related expenditures, North American capital spending in 2002 included spending on the Company's new mould and painting facility in the Southern United States ("Decostar") that will launch in 2004. In addition, spending includes amounts at the Company's Autosystems lighting operations, which were purchased in September 2001, to improve the acquired asset base and add additional lighting capacity.

        Given economic uncertainties throughout 2001 and more recently in 2002, wherever possible the Company eliminated or delayed planned capital spending. As a result, full year 2001 and 2002 capital spending, excluding acquisition spending and proceeds from disposition, was well under the Company's 50% of EBITDA guideline. However, capital spending for 2003 is expected to increase and exceed 50% of EBITDA. Approved spending for 2003 is currently $195 million. The increase reflects continued spending in 2003 on the Company's Belgium paint line and Decostar greenfield projects, European spending related to new program launches and spending due to prior deferrals of previously planned facility upgrade and other process related and improvement projects. Refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

Dividends

        Dividends paid on the Company's Convertible Series Preferred Shares were $12.1 million for 2002 compared to $11.1 million for 2001. The increase reflects four quarters of dividends in 2002 on the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction. 2001 included only three quarters of dividends on these shares. This increase was partially offset by higher dividends paid in 2001 on the Series 1, 2 and 3 Convertible Series Preferred Shares: due to the Company's change in year end, dividends on these shares in respect of the five month period ended December 31, 2000 were not paid until 2001.

        Dividends paid in 2002 on Class A Subordinate Voting and Class B Shares totaled $14.2 million. This represents dividends declared of U.S.$0.05 per share in respect of the three month periods ended December 31, 2001, March 31, 2002 and June 30, 2002 and U.S.$0.06 per share in respect of the three month period ended September 30, 2002.

        Dividends paid during 2001 on Class A Subordinate Voting and Class B Shares totaled $12.6 million representing dividends declared of Cdn. $0.06 per share in respect of the three month period ended October 31, 2000, U.S.$0.03 per share in respect of the two month period ended December 31, 2000 and U.S.$0.05 per share in respect of each of the three month periods ended March 31, 2001, June 30, 2001 and September 30, 2001.

        Subsequent to December 31, 2002, the Board of Directors of the Company declared a dividend of U.S.$0.06 per Class A Subordinate Voting and Class B Share in respect of the three month period ended December 31, 2002.

        Dividends declared per share in respect of the year ended December 31, 2002 of $0.22 are up 10% over dividends declared per share in respect of the year ended December 31, 2001 of $0.20.

30        Decoma International Inc. 2002

Financing Activities

        During 2002, the Company reduced debt by $129.0 million. This was funded through the excess of cash generated from operations and dispositions over capital and acquisition spending and dividend requirements and from cash resources on hand.

        At December 31, 2002, the Company had cash and cash equivalents of $82.1 million and bank indebtedness of $55.0 million compared to cash and cash equivalents of $94.3 million and bank indebtedness of $160.0 million at December 31, 2001. Given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction. However, during 2002, the Company was able to utilize excess cash generated and accumulated within its United States operations to temporarily reduce bank indebtedness held in Canada.

        During 2002, the Company issued 451,400 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program and 16,000 Class A Subordinate Voting Shares on the exercise of stock options resulting in a $4.7 million increase in Class A Subordinate Voting Share capital.

Consolidated Capitalization

	December 31,
	2002		2001

	[U.S. dollars in millions]
Cash and cash equivalents	$(82.1)		$(94.3)
Bank indebtedness	55.0		160.0

	(27.1)		65.7
Debt due within twelve months
Originally due in 2002	—		75.2
Due to Magna March 31, 2003	38.3		—
Due to Magna April 1, 2003	26.6		—
Due to Magna October 1, 2003	37.6		—
Other	8.0		10.4

	110.5		85.6
Long-term debt
Due to Magna December 31, 2004	75.1		88.5
Other	9.7		17.9

Net Debt	$168.2	23%	$257.7	34%

Liability portion of Convertible Series
Preferred Shares, held by Magna
Current	$95.6		$—
Long-term	116.1		200.0

	$211.8	28%	$200.0	27%

Shareholders' equity	$362.7	49%	$297.1	39%

Total Capitalization	$742.7	100%	$754.8	100%

        The Company's Net Debt (including bank indebtedness, long-term debt including current portion and debt due to Magna including current portion, less cash and cash equivalents) plus the liability portion of the Convertible Series Preferred Shares to Total Capitalization (including net debt, the liability portion of the Convertible Series Preferred Shares and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 51% at December 31, 2002 compared to 61% at December 31, 2001. The improvement is due to income earned during the period and Net Debt repayments with the excess of cash generated from operations and dispositions over capital and acquisition spending and dividends.

        As required by Canadian GAAP, the above Total Capitalization figures treat a portion of the Convertible Series Preferred Shares as a liability. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna for cash at their face value after June 30, 2003

Decoma International Inc. 2002        31

and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna for cash at their face value after December 31, 2003 and 2004, respectively. Accordingly, the liability portion of the Series 1, 2 and 3 Convertible Series Preferred Shares is shown as a current liability ($95.6 million at December 31, 2002) and the liability portion of the Series 4 and 5 Convertible Series Preferred Shares is shown as a long-term liability ($116.1 million at December 31, 2002) in the Company's consolidated balance sheet. However, these instruments are also convertible at Magna's option into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn. $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The Company's Class A Subordinate Voting Shares closed at Cdn. $9.00 on March 11, 2003 and have traded between Cdn. $8.96 and Cdn. $21.10 over the 52 week period ended March 11, 2003. As a result, it is possible that all, or a portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. The Company's Net Debt to Total Capitalization at December 31, 2002 was 23%. The possible conversion of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.

Unused and Available Financing Resources

        At December 31, 2002 the Company had cash on hand of $82.1 million and $260.0 million of unused and available credit facilities. $245.0 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 29, 2003 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

        Debt that comes due in the next twelve months totals $110.4 million including debt due to Magna of $38.3 million due March 31, 2003, $26.6 million due April 1, 2003 and $37.6 million due October 1, 2003.

        The amounts due March 31, 2003 and April 1, 2003 were originally due in 2001 and October 1, 2002, respectively. However, since the original maturity dates, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment dates for this debt, there can be no assurance that Magna will continue to grant repayment extension requests.

        The Company anticipates that capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2003. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. In addition, during 2003 the Company may seek additional debt, convertible debt or equity financing or a combination thereof and/or pursue further extensions of the maturity dates of debt due to Magna.

        In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

        A number of Magna affiliated companies are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sublimits. The Company's sublimit is $35 million. As at December 31, 2002, $0.5 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's December 31, 2002 consolidated balance sheet.

32        Decoma International Inc. 2002

Off Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts.

        A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2002, operating lease commitments for facilities totaled $19.3 million for 2003 including $10.1 million under lease arrangements with Magna. For 2007, total operating lease commitments for facilities totaled $14.5 million including $9.8 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

        The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2002, operating lease commitments for equipment totaled $6.5 million for 2003. For 2007, operating lease commitments for equipment totaled $3.1 million.

        Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

        Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001. After tax return on common equity for the year ended December 31, 2002 was 29%.

        Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long-term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed
					Funds Employed
	Years Ended December 31,
					As at December 31,
	2002		2001		2002	2001
	[U.S. dollars in millions]
North America	35%		25%		$569.3	$589.8
Europe
Excluding Merplas	1%		14%		193.6	185.3
Merplas	(66%	)	(54%	)	26.9	43.9
Corporate	n/a		n/a		(0.1)	(23.8)

Global	22%		18%		$789.7	$795.2

        Return on funds employed grew to 22% in 2002 driven by the North America segment. North American return on funds employed is likely to decline in 2003 as the Company makes significant construction and start-up investments in its new Decostar facility which will launch in 2004.

        The reduction in both the return on funds employed and in funds employed at Merplas is due to the goodwill and deferred preproduction expenditures write-offs in 2002 (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion). Lower operating income combined with increased investments to support future sales growth resulted in a decline in Europe, excluding Merplas, return on funds employed. The Company expects significant Europe, excluding Merplas, sales growth over the next few years. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma expects that, once through this launch period, European operating income and return on funds employed will begin to improve.

Decoma International Inc. 2002        33

VEHICLE PRODUCTION VOLUME OUTLOOK

        North American light vehicle production is estimated at 16.0 million vehicles for 2003, including first quarter 2003 vehicle production volumes of 4.2 million units. The first quarter and full year outlook for 2003 represent an increase of 2% and a reduction of 2%, respectively, over 2002 vehicle production volumes.

        Western European light vehicle production is estimated at 16.2 million vehicles for 2003, including first quarter 2003 vehicle production volumes of 4.1 million units. The first quarter outlook for 2003 is down 5% from the first quarter of 2002 and the full year 2003 outlook is down 1% from 2002.

UNITED KINGDOM

        Although the Company's consolidated financial results were strong, they continue to be negatively impacted by the Company's Merplas facility which continues to incur losses.

        Merplas is located in the United Kingdom and supplies the Jaguar X400 program. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' losses in 2002 and 2001, Merplas has been separately disclosed in this MD&A in order to adequately explain the performance of the European operating segment.

        Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write-off in 2002 (see the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion), improved to $16.1 million in 2002 compared to $23.4 million in 2001. The 2002 operating loss reflects a full year's production on the Jaguar X400. The 2001 operating loss reflects only three quarters of production on the Jaguar X400 as the program did not ramp up until the second quarter of 2001.

        Sequentially by quarter, Merplas' operating loss, excluding the impact of the deferred preproduction expenditures write-off in the second quarter of 2002, improved from a loss of $9.0 million in the second quarter of 2001 to $6.4 million in the third quarter of 2001, $5.9 million in the fourth quarter of 2001, $4.0 million in the first quarter of 2002, $3.6 million in the second quarter of 2002 and $3.0 million in the third quarter of 2002. However, as highlighted in the Company's third quarter of 2002 MD&A, the pace of improvement in Merplas' operating losses was expected to be reduced in the near term and continued significant near term improvements were unlikely without the launch of additional new business. In addition, pricing and volume levels on certain Ford service part programs running at Merplas were expected to be reduced by Ford over the coming quarters. As a result, and due to the introduction of four day weeks and an extended December shutdown of production at Jaguar's Halewood assembly facility, production sales at Merplas in the fourth quarter of 2002 dropped to $6.7 million compared to production sales of $8.7 million in the third quarter of 2002 and $12.0 million in the fourth quarter of 2001. Sales in the fourth quarter of 2001 were strong as Jaguar filled its distribution channels. The drop in sales contributed to an increase in operating losses at Merplas to $5.5 million for the fourth quarter of 2002.

        Merplas' longer term profitability continues to be dependent on filling the facility's open capacity. The Merplas facility was built to service the Jaguar Halewood assembly plant, which assembles the X400, and other Jaguar programs, including the X100 program, with additional capacity to service other future business opportunities. Although the X100 fascia program, which was temporarily outsourced to a Magna facility for most of 2001, was returned to Merplas in the first quarter of 2002, Merplas production volumes on the Jaguar X400 and X100 programs continue at levels that are well below original estimates. Production volumes on these programs are expected to continue to be soft throughout 2003. Our current forecast for X400 and X100 production in 2003 is 67,000 and 7,100 vehicles, respectively, compared to approximately 72,800 and 6,800 vehicles in 2002, respectively. In addition, although a number of small service part programs are operating at Merplas, other than the Jaguar business, no significant additional production programs have been secured at this point in time to utilize Merplas' open capacity.

        However, certain programs that were outsourced to third parties by Sybex, the Company's other United Kingdom facility, continue to be reviewed for possible relocation to Merplas. In addition, the Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and Sybex to fill open capacity. As well, Decoma continues to monitor its competitors with production facilities in the United Kingdom with a view to capitalizing on takeover opportunities if and when they present themselves.

GOODWILL AND DEFERRED PREPRODUCTION EXPENDITURES

        In September 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581"), and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

34        Decoma International Inc. 2002

        CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with the Company's 2002 fiscal year. As a result, the Company ceased amortizing goodwill effective January 1, 2002. Net income was reduced by $4.2 million for the year ended December 31, 2001 as a result of goodwill amortization.

        Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. Previously, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates.

        As required by CICA 3062, and as previously disclosed, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill write-down of $12.3 million in the second quarter of 2002 related to its United Kingdom reporting unit. In accordance with CICA 3062, this write-down was charged against January 1, 2002 opening retained earnings and did not impact the Company's net income or earnings per share. As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002. Amortization expense related to the Merplas deferred preproduction expenditures prior to the write-off and included in depreciation and amortization expense amounted to $0.7 million for the year ended December 31, 2002 ($1.8 million for the year ended December 31, 2001).

        These write-downs were required due to the significant operating losses that have been incurred at the Company's Merplas United Kingdom facility. Although significant operational improvements have been made, Merplas' longer term profitability is dependent on filling open capacity. However, no significant additional production programs have been secured, at this point in time, to utilize this capacity. Despite these write-downs, Decoma remains committed to its United Kingdom operations over the long-term and will continue to aggressively pursue new business opportunities.

        The Company's June 2002 initial assessment for goodwill impairment at all other reporting units did not result in any further goodwill write-downs. The Company reassessed goodwill for impairment as of December 31, 2002 and did not record any write-downs. The Company will assess goodwill for impairment annually on December 31. Unlike the charges resulting from the initial June 2002 assessment for goodwill impairment, any future required goodwill write-down must be charged against income.

CRITICAL ACCOUNTING POLICIES

General

        The Company's discussion and analysis of its results of operations and financial position is based upon the consolidated financial statements, which have been prepared in accordance with Canadian GAAP. Note 22 to the Company's consolidated financial statements sets out the material differences between Canadian and United States GAAP. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. On an on-going basis, the Company evaluates its estimates. However, actual results may differ from these estimates under different assumptions or conditions.

        The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

Separately Priced Tooling Contracts

        With respect to its contracts with original equipment manufacturers ("OEM's") for particular vehicle programs, the Company performs multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, the Company also has a separately priced contract with the OEM for related tooling costs. Under these arrangements, the Company either constructs the tools at its in-house tool shop or contracts with third party tooling vendors to construct and supply tooling to be used by the Company in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, the Company sells the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

        Revenues and cost of sales from separately priced tooling contracts are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the tool to its final state and in the post-sale dealings with its customers. Otherwise, components of revenue and related costs are presented on a net basis. To date, revenues and cost of sales on separately priced tooling contracts have been reported on a gross basis.

Decoma International Inc. 2002        35

        Revenues from separately priced tooling contracts are recognized substantially on a completed contract basis. The completed contract method recognizes revenue and cost of sales only when the contract is completed and the tool is accepted by the customer. All costs net of customer advances are reported in tooling inventory in the Company's consolidated balance sheet until that time.

        Tooling contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

        For United States GAAP purposes, the Company reports a Canadian versus United States GAAP difference with respect to separately priced tooling contracts manufactured at the Company's in-house tooling division when such tools will be used by the Company to service a subsequent parts production program. Given the potential for profit on tooling manufactured in-house and based on the detailed requirements of the United States Securities and Exchange Commission's Staff Accounting Bulletin No. 101, the Company concluded that revenues and cost of sales on such tooling should be deferred and amortized on a gross basis over the subsequent parts production program for United States GAAP purposes. The Emerging Issues Task Force has recently been deliberating on issue 00-21, "Accounting for Revenue Arrangements With Multiple Deliverables". A final abstract on this issue could impact the Company's United States GAAP accounting policy for tooling revenues and cost of sales.

Front End Module Contracts

        Modularization, where the Company is required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the customer's vehicle assembly plant, is a growing trend in the Automotive industry. The principle modular system in the Company's product area is a front end module ("FEM") which combines fascias and bumper systems with a number of related components such as grilles, lighting, electrical and cooling systems. The Company has received a number of recent FEM contracts in Europe. Under these contracts, the Company manufactures a portion of the products included in the FEM but also purchases components from various sub-suppliers and assembles such components into the completed module. The Company recognizes FEM revenues and cost of sales on a gross basis when the Company has a combination of: primary responsibility for providing the FEM to the customer; responsibility for styling and/or product design specifications; latitude in establishing sub-supplier pricing; responsibility for validation of sub-supplier part quality; inventory risk on sub-supplier parts; exposure to warranty; exposure to credit risk on the sale of the FEM to the customer; and other factors. Otherwise, the Company recognizes revenue on a net basis.

        To date, revenues and cost of sales on the Company's FEM contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

        The Company incurs pre-production engineering research and development ("ER&D") costs related to the products it produces for its customers under long-term supply agreements. The Company expenses ER&D costs, which are paid for as part of subsequent related parts production piece price amounts, as incurred unless a contractual guarantee for reimbursement exists.

        In addition, the Company expenses all costs as incurred related to the design and development of moulds, dies and other tools that the Company will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related parts production. Such costs are capitalized only when the supply agreement provides the Company with a contractual guarantee for reimbursement of costs or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

        ER&D and customer owned tooling costs capitalized in "Other assets" are amortized on a units of production basis over the related parts production long-term supply agreement. As at December 31, 2002, total ER&D and customer owned tooling costs capitalized in other assets amounted to $5.8 million and $5.3 million, respectively.

Asset Impairments

Goodwill

        As described in the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A, effective January 1, 2002, goodwill is subject to an annual impairment test or more frequently when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

36        Decoma International Inc. 2002

Fixed Assets

        The Company evaluates fixed assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed asset. Canadian GAAP requires that if the sum of the future undiscounted cash flows expected to result from the asset is less than the reported value of the asset, an asset impairment must be recognized in the financial statements for the difference.

        As part of the Company's transitional goodwill impairment tests, the Company also reviewed the recoverability of its Merplas fixed assets. The Company determined that the undiscounted sum of the expected future cash flows from the impacted fixed assets exceeded the recorded value of those assets.

        United States GAAP requires that if the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the financial statements. The amount of impairment to recognize is calculated by subtracting the fair value of the asset from the reported value of the asset. Recent new Canadian GAAP accounting recommendations will conform Canadian GAAP with United States GAAP for Decoma's 2004 year.

        The Company believes that accounting estimates related to both goodwill and fixed asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on the Company's consolidated net income and on the amount of goodwill and fixed assets reported on the Company's consolidated balance sheet.

Deferred Preproduction Expenditures

        For Canadian GAAP reporting purposes, the Company has capitalized, as deferred preproduction expenditures, costs incurred in establishing new facilities which require substantial time to reach commercial production capability. Costs capitalized by the Company include costs related to the Company's Norplas facility in the United States which commenced commercial production in 1999 and costs related to the Company's Merplas facility in the United Kingdom which commenced commercial production in 2001.

        Deferred preproduction expenditures related to the Company's Merplas facility were written off in the second quarter of 2002. (See the "Goodwill and Deferred Preproduction Expenditures" section of this MD&A for further discussion.)

        As of December 31, 2002, deferred preproduction expenditures on the Company's balance sheet total $0.7 million and relate entirely to the Company's Norplas facility.

        Given the Company's experience at Merplas and the resulting write-off of Merplas' deferred preproduction expenditures, the Company has chosen not to capitalize further preproduction expenditure amounts. As a result, preproduction expenditures related to the start-up during 2002 of the Company's European Modultec facility, the current Decostar greenfield project in the Southern United States, the Company's new paintline construction project in Belgium and certain other European greenfield projects are being expensed as incurred.

        For United States GAAP reporting purposes, preproduction expenditures have been, and will continue to be, expensed as incurred.

Future Income Tax Assets

        At December 31, 2002, the Company had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and share issue costs of $6.0 million. Of this amount, $1.9 million is matched by reversing future tax liabilities. The remaining future tax assets of $4.1 million relate primarily to the Company's German operations and its Canadian holding company.

        The Company evaluates quarterly the realizability of its future tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The Company has and continues to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

        At December 31, 2002, the Company had gross income tax loss carryforwards of approximately $69.1 million, which relate primarily to operations in the United Kingdom and Belgium, the tax benefits of which have not been recognized in the consolidated financial statements. Substantially all of these tax loss carryforwards have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, the Company's earnings will benefit from these loss carryforward pools.

Decoma International Inc. 2002        37

Employee Defined Benefit Plans

        The determination of the obligation and expense for defined benefit pension and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are included in note 9 to the Company's consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and, therefore, impact the recognized expense and recorded obligation in future periods.

        While the Company's current obligation under existing employee benefit plans is not significant, significant differences in actual experience, significant changes in assumptions or significant new plan enhancements could materially affect the Company's future employee benefit obligations and future expense. At December 31, 2002, the Company has an obligation of $4.8 million recorded in its consolidated financial statements for its employee defined benefit plans, net of pension plan assets of $2.6 million. As a result of the limited amount of pension plan assets, which is attributable to the fact that certain defined benefit pension plans were only introduced by the Company in 2001, adverse returns on plan assets due to current market conditions did not have a material effect on current year pension expense and will not have a material effect on future years' pension expense. The Company's pension and other post-retirement benefits expense totaled $2.9 million for 2002.

Stock Based Compensation

        The Company's existing stock based compensation plan requires its employees and directors to pay the option exercise price in order to obtain stock. As a result, under both current Canadian and United States GAAP, it is acceptable for the Company not to recognize compensation expense with respect to option grants. Instead, the Company discloses the pro forma impact of stock option grants on reported earnings had the Company accounted for all employee and director stock options at fair value as of the date of grant. For this purpose, fair value is determined using the Black-Scholes option valuation model.

        The Company has chosen not to recognize compensation expense in reported earnings. The dilutive impact of stock option grants is currently factored into the Company's reported diluted earnings per share. In addition, as a result of limitations with existing option valuation models, it is difficult to determine a reliable single measure of the fair value of stock option grants.

        Notwithstanding the above, had the Company recognized compensation expense for stock option grants using the Black-Scholes option valuation model, net income attributable to Class A Subordinate Voting and Class B Shares would have decreased by $1.0 million for 2002.

FORWARD-LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. In addition, forward-looking statements contained herein relating to the Company's vehicle production volume outlook; sales, operating income and return on funds employed improvement opportunities in Europe; the possible conversion of the Company's Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; the performance of Merplas; and the recoverability of the Company's remaining goodwill are all subject to significant risk and uncertainty. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38        Decoma International Inc. 2002

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND
AUDITORS' REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        Decoma's management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those that it considered to be the most appropriate in the circumstances. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Decoma.

        Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that Decoma's assets are appropriately accounted for and adequately safeguarded.

        Decoma's Audit Committee is appointed by the Board of Directors and is comprised of outside directors. The Audit Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

        The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Decoma. The Auditors' Report outlines the nature of their examination and their opinion on Decoma's consolidated financial statements. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ S. RANDALL SMALLBONE	/s/ GUY R. JONES
S. RANDALL SMALLBONE	GUY R. JONES
Executive Vice-President, Finance and Chief Financial Officer	Vice-President, Finance

AUDITORS' REPORT

To the Shareholders of Decoma International Inc.

        We have audited the consolidated balance sheets of Decoma International Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, retained earnings and Magna's net investment and cash flows for the years ended December 31, 2002 and 2001, the five month period ended December 31, 2000 and the year ended July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, the five month period ended December 31, 2000 and the year ended July 31, 2000 in accordance with Canadian generally accepted accounting principles.

        As described in note 2 to these consolidated financial statements, the Company changed its accounting policies for goodwill and other intangible assets and foreign currency translation.

/s/ ERNST & YOUNG LLP
TORONTO, CANADA	ERNST & YOUNG LLP
February 7, 2003	Chartered Accountants

Decoma International Inc. 2002        39

SIGNIFICANT ACCOUNTING POLICIES

December 31, 2002

BASIS OF PRESENTATION

        Decoma International Inc. ["Decoma"] is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias [bumpers], front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks [including sport utility vehicles and mini vans].

        The consolidated financial statements of Decoma have been prepared following Canadian generally accepted accounting principles ["Canadian GAAP"]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ["United States GAAP"], except as described in note 22 to the consolidated financial statements.

        Decoma changed its fiscal year end from July 31 to December 31, effective December 31, 2000.

        On January 5, 2001, Decoma acquired 100% of Magna International Inc.'s ["Magna"] European exterior parts operations ["MES"] and Magna's 60% equity interest in Decoma Exterior Trim Inc. ["DET"] [collectively the "Global Exteriors Transaction"]. Prior to the completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ["Old Decoma"], MES and DET are combined at book value on a retroactive basis. These consolidated financial statements give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET [collectively the "Company"]. [See Note 20 — "Global Exteriors Transaction"]. As a result of significant changes to the Company's capital structure on completion of the Global Exteriors Transaction, earnings per share information has not been provided for periods prior to the year ended December 31, 2001.

REPORTING CURRENCY AND TRANSLATION

        Effective January 1, 2001 the Company changed its reporting currency to the U.S. dollar. Prior to January 1, 2001, the Company reported in Canadian dollars. All amounts for periods prior to January 1, 2001 were restated to U.S. dollars using the January 1, 2001 exchange rate of Cdn. $1.5002 per U.S.$1.00. The functional currencies of each of the Company's operations were unchanged.

        For years after December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

        For periods up to and including December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the Canadian dollar were translated into Canadian dollars using the exchange rate in effect at the period end and revenues and expenses were translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investment in these operations were deferred as a separate component of shareholders' equity.

        The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

        Foreign exchange gains and losses on transactions occurring in a currency different than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

CYCLICALITY OF OPERATIONS

        Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

40        Decoma International Inc. 2002

USE OF ESTIMATES

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents includes cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

        Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

        Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

INVESTMENTS

        The Company accounts for investments in which it has significant influence on the equity basis.

FIXED ASSETS

        Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

        Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

        Historically, certain costs incurred in establishing new facilities which required substantial time to reach commercial production capability were capitalized as deferred preproduction costs. Amortization of these costs is provided over periods of up to five years from the date commercial production is achieved. As of December 31, 2002, capitalized deferred preproduction costs are minimal [see notes 2 and 6].

GOODWILL

        Prior to January 1, 2002, goodwill was amortized over a period of 20 years.

        Effective January 1, 2002, goodwill is no longer amortized and is subject to an annual impairment test. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

REVENUE RECOGNITION

        Revenue from the sale of manufactured products is recognized upon shipment to [or receipt by customers depending on contractual terms], and acceptance by, customers when the price is fixed or determinable and collectibility is reasonably assured.

        Revenues from separately priced tooling contracts are recognized substantially on a completed contract basis.

        Revenues and cost of sales, including amounts from separately priced tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenue and related costs are presented on a net basis.

Decoma International Inc. 2002        41

PREPRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

        Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

        Costs incurred [net of customer subsidies] related to the design and development of moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

        Costs deferred in the above circumstances are amortized on a units of production basis to cost of goods sold over the anticipated term of the supply agreement.

RESEARCH AND DEVELOPMENT

        The Company carries on various applied research and development programs, certain of which are partially or fully funded by government or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

EMPLOYEE FUTURE BENEFIT PLANS

        The cost of providing benefits through defined benefit pensions and post-retirement benefits other than pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management's best estimate of compensation increases, retirement ages of employees, future termination levels and long-term interest rates. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees.

        The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

STOCK-BASED COMPENSATION

        No compensation expense is recognized for stock options granted under the Company's fixed price Incentive Stock Option Plan [see note 2]. Consideration received on the exercise of stock options is credited to capital stock.

GOVERNMENT FINANCING

        The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

INCOME TAXES

        On a prospective basis, commencing August 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

        Prior to August 1, 2000, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated.

        Income taxes related to unremitted earnings of foreign subsidiaries are not provided for by the Company as such earnings are considered to be reinvested for the foreseeable future.

42        Decoma International Inc. 2002

CONVERTIBLE SERIES PREFERRED SHARES

        Three key attributes of the Company's Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These attributes are:

  [i]
  the holder's right to retract the Convertible Series Preferred Shares at their face amount after certain specified dates;

  [ii]
  the holder's right to receive non-cumulative cash dividends; and

  [iii]
  the holder's ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company at a fixed price.

        The retraction attribute is a liability of the Company and is presented as debt at the present value of the face amount which becomes payable, at the option of the holder, after certain specified dates. The resulting discount is amortized to income systematically from the date of issuance until the date each series of the Convertible Series Preferred Shares becomes retractable.

        The non-cumulative dividend is not considered debt-related as the Company is not contractually obligated to make dividend payments. However, a value has been assigned to the possible stream of future dividends and this amount is presented as equity. As dividends are declared, the amount of the dividend is included in financing charges on Convertible Series Preferred Shares in the consolidated statements of income. In addition, as dividends are declared, a systematically calculated portion of this equity component is reversed and included in financing charges on Convertible Series Preferred Shares in the consolidated statements of income.

        The conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares of the Company at a fixed price. This attribute is also classified as equity.

SUBORDINATED DEBENTURES

        The Company's Subordinated Debentures, which were repaid during 2001, were recorded in part as debt and in part as shareholders' equity.

        The debt component consisted of the present value of the future interest payments on the Subordinated Debentures to maturity and was presented as debenture interest obligation. Interest on the debt component was accrued over time and recognized as a charge against income.

        The equity component included the present value of the principal amount of the Subordinated Debentures which could, at the option of the Company, be satisfied by delivering such number of Class A Subordinate Voting Shares of the Company to a registered trustee for the sale to open bidders as required to satisfy the payment obligations. This equity component was accreted to the face value of the Subordinated Debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings. Such charges were presented as financing charges on Subordinated Debentures in the consolidated statements of income.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

        Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B Shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

        Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted into Class A Subordinate Voting Shares at the beginning of the year if such conversions are dilutive. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);

  •
  the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and

  •
  the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

Decoma International Inc. 2002        43

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in thousands]

	As at December 31,
	Note	2002	2001
ASSETS
Current assets:
Cash and cash equivalents		$82,059	$94,271
Accounts receivable	17	306,870	270,961
Inventories	4	160,091	187,014
Prepaid expenses and other		15,902	16,568

		564,922	568,814

Investments	5	17,382	16,909

Fixed assets, net	6	525,463	491,774

Goodwill, net	2, 3	62,008	71,516

Future tax assets	7	6,015	9,942

Other assets		16,745	10,204

		$1,192,535	$1,169,159

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	8	$55,021	$159,959
Accounts payable	17	187,656	178,162
Accrued salaries and wages		59,715	42,983
Other accrued liabilities		54,104	38,896
Income taxes payable	7	13,336	9,734
Long-term debt due within one year	8	6,918	9,566
Debt due to Magna within one year	8	103,536	76,008
Convertible Series Preferred Shares, held by Magna	11	95,639	—

		575,925	515,308

Long-term debt	8	9,677	17,942

Long-term debt due to Magna	8	75,094	88,524

Convertible Series Preferred Shares, held by Magna	11	116,140	199,956

Other long-term liabilities	9	4,837	4,287

Future tax liabilities	7	48,114	46,036

Commitments and contingencies	8, 19
Shareholders' equity:
Convertible Series Preferred Shares	11	18,765	26,071
Class A Subordinate Voting Shares	12	172,488	167,825
Class B Shares	12	30,594	30,594
Retained earnings		111,450	49,768
Currency translation adjustment	14	29,451	22,848

		362,748	297,106

		$1,192,535	$1,169,159

On behalf of the Board:

/s/ JOHN T. MAYBERRY	/s/ JENNIFER J. JACKSON
JOHN T. MAYBERRY	JENNIFER J. JACKSON
Director and Chairman of the Audit Committee	Director and Member of the Audit Committee

See accompanying notes

44        Decoma International Inc. 2002

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars, in thousands except per share figures]

		Years ended December 31,			Five month period ended December 31, 2000
						Year ended July 31, 2000
	Note	2002	2001	2000
			[restated – see note 2]	[restated – see note 2] [unaudited]	[restated – see note 2]
Sales	17	$2,056,673	$1,815,869	$1,558,536	$663,340	$1,479,255

Cost of goods sold	17	1,633,225	1,450,360	1,266,952	543,662	1,194,319
Depreciation and amortization	2	78,284	81,360	64,308	28,644	60,677
Selling, general and administrative	17	137,859	115,722	96,198	40,647	97,500
Affiliation and social fees	17	25,311	27,110	18,752	8,072	17,406
Other charge	2	8,301	—	—	—	—

Operating income		173,693	141,317	112,326	42,315	109,353
Equity income	5	(521)	(15)	(516)	(200)	(448)
Interest expense, net	8	11,984	19,095	18,850	8,222	17,552
Amortization of discount on Convertible Series Preferred Shares	11	8,351	9,276	3,425	1,119	3,919
Other income	10	(4,369)	(2,780)	—	—	—

Income before income taxes and minority interest		158,248	115,741	90,567	33,174	88,330
Income taxes	7	65,223	46,222	38,933	12,810	41,204
Minority interest		—	843	(1,456)	291	(2,467)

Net income		$93,025	$68,676	$53,090	$20,073	$49,593

Financing charges on Convertible Series
Preferred Shares and Subordinated
Debentures, net of taxes	11	$(4,792)	$(6,474)	$(2,758)	$(1,895)	$(1,759)
Loss on retirement of Subordinated
Debenture, net of taxes	10	—	(1,717)	—	—	—

Net income attributable to Class A Subordinate Voting and Class B Shares		$88,233	$60,485	$50,332	$18,178	$47,834

Earnings per Class A Subordinate Voting or Class B Share
Basic	21	$1.30	$1.00	—	—	—
Diluted	21	$1.03	$0.81	—	—	—

Average number of Class A Subordinate Voting and Class B Shares outstanding (in thousands)
Basic	21	67,800	60,456	—	—	—
Diluted	21	98,307	90,584	—	—	—

See accompanying notes

Decoma International Inc. 2002        45

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

[U.S. dollars, in thousands]

		Years ended December 31,			Five month period ended December 31, 2000
						Year ended July 31, 2000
	Note	2002	2001	2000
			[restated – see note 2]	[restated – see note 2] [unaudited]	[restated – see note 2]
Retained earnings, beginning of period		$49,768	$156	$47,359	$69,320	$37,728
Magna's net investment, beginning of period		—	—	236,832	201,302	212,334
Net income attributable to Class A Subordinate Voting and Class B Shares		88,233	60,485	50,332	18,178	47,834
Dividends on Class A Subordinate Voting and Class B Shares	12	(14,247)	(10,873)	(6,612)	(3,450)	(6,037)
Net contribution by (distribution to) Magna		—	—	2,594	45,418	(31,244)
Change in currency translation adjustment of MES		—	—	—	(263)	10,007
Cumulative adjustment for change in accounting policy for income taxes	7	—	—	1,518	1,518	—
Adjustment for change in accounting policy for goodwill	2	(12,304)	—	—	—	—
Global Exteriors Transaction adjustments	20	—	—	(331,867)	(331,867)	—

Retained earnings and Magna's net investment, end of period		$111,450	$49,768	$156	$156	$270,622

See accompanying notes

46        Decoma International Inc. 2002

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars, in thousands]

		Years ended December 31,			Five month period ended December 31, 2000
						Year ended July 31, 2000
	Note	2002	2001	2000
			[restated – see note 2]	[restated – see note 2] [unaudited]	[restated – see note 2]
Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$93,025	$68,676	$53,090	$20,073	$49,593
Items not involving current cash flows	15	95,557	92,034	77,354	29,767	78,058

		188,582	160,710	130,444	49,840	127,651
Changes in non-cash working capital	15	50,011	(920)	(12,580)	(48,282)	(23,553)

		238,593	159,790	117,864	1,558	104,098

INVESTING ACTIVITIES
Fixed asset additions		(99,940)	(68,472)	(80,568)	(25,248)	(81,911)
Acquisitions of subsidiaries, net of cash acquired	3	—	(20,051)	(43,424)	(43,424)	—
Less remaining purchase price payable	3	(2,584)	5,187	—	—	—
Increase in investments and other assets		(9,708)	(6,251)	(8,256)	(5,570)	(2,021)
Proceeds from dispositions of fixed and other assets		1,578	1,492	258	38	189
Proceeds from disposition of operating division, net	10	5,736	—	—	—	—

		(104,918)	(88,095)	(131,990)	(74,204)	(83,743)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	8	(110,339)	80,774	70,154	50,568	(5,777)
Repayments of long-term debt	8	(10,844)	(14,770)	(24,103)	(1,227)	(216)
Repayments of debt due to Magna	8	(7,836)	(85,435)	(10,980)	(4,116)	(8,017)
Repayments of debenture interest obligation	10	—	(20,762)	(1,350)	(1,350)	—
Repayments of Subordinated Debentures	10	—	(74,252)	—	—	—
Issuances of Class A Subordinate Voting Shares, net	12	4,663	111,346	—	—	—
Dividends on Convertible Series Preferred Shares	11	(12,098)	(11,085)	(5,000)	(1,250)	(4,999)
Dividends on Class A Subordinate Voting and Class B Shares	12	(14,247)	(12,599)	(6,610)	(1,725)	(6,037)
Net contribution by (distribution to) Magna		—	—	13,881	39,860	(1,924)

		(150,701)	(26,783)	35,992	80,760	(26,970)

Effect of exchange rate changes on cash and cash equivalents		4,814	(682)	(778)	(305)	(843)

Net increase (decrease) in cash and cash equivalents during the period		(12,212)	44,230	21,088	7,809	(7,458)
Cash and cash equivalents, beginning of period		94,271	50,041	28,953	42,232	49,690

Cash and cash equivalents, end of period		$82,059	$94,271	$50,041	$50,041	$42,232

See accompanying notes

Decoma International Inc. 2002        47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1.    SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2.    ACCOUNTING POLICY CHANGES

Goodwill and Other Intangible Assets

In September 2001, The Canadian Institute of Chartered Accountants ["CICA"] issued Handbook Section 1581, "Business Combinations" ["CICA 1581"], and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"].

CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when acquired intangible assets should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets that meet the criteria for indefinite life. In accordance with CICA 3062, effective January 1, 2002, the Company has applied the recommendations contained therein prospectively, without restatement of any comparable periods.

Upon adoption of the recommendations, the Company ceased recording amortization of existing goodwill. The Company does not have any intangible assets meeting the non-amortization criteria of CICA 3062. In accordance with CICA 3062, the Company has provided the following information related to the impact of the non-amortization method for goodwill:

Year ended December 31, 2001
[U.S. dollars, in thousands except per share figures]
Net income, as reported	$68,676
Restatement to eliminate goodwill amortization	4,192

Adjusted net income	$72,868

Adjusted earnings per Class A Subordinate Voting or Class B Share
Basic	$1.07
Diluted	$0.85

Prior to the year ended December 31, 2001, goodwill amortization was not significant.

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any write-down of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write-down would be charged against earnings.

As required by CICA 3062, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a write-down of $12.3 million related to its United Kingdom reporting unit. This write-down was charged against January 1, 2002 opening retained earnings.

As part of its assessment of goodwill impairment, the Company also reviewed the recoverability of deferred preproduction expenditures at its Merplas United Kingdom facility. As a result of this review, $8.3 million of deferred preproduction expenditures were written off as a charge against income in the second quarter of 2002.

The Company reassessed goodwill for impairment at the end of 2002. This assessment did not result in any further write-downs.

48        Decoma International Inc. 2002

Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650, "Foreign Currency Translation" ["CICA 1650"]. Under CICA 1650, unrealized translation gains and losses arising on long-term monetary liabilities denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

Effective January 1, 2002, the Company adopted the amendments to CICA 1650 with retroactive restatement.

For the year ended December 31, 2001, selling, general and administrative expenses increased by $0.6 million, other income increased by $0.3 million, income taxes were reduced by $0.1 million, net income was reduced by $0.2 million, basic and diluted earnings per share were unchanged and items not involving current cash flows were increased by $0.2 million.

For both the year ended and five month period ended December 31, 2000, selling, general and administrative expenses decreased by $0.3 million, income taxes increased by $0.1 million and net income increased by $0.2 million.

Selling, general and administrative expenses are net of foreign exchange income of:

	Years ended December 31,
	2002	2001
	[U.S. dollars in thousands]
Foreign exchange income	$494	$526

Stock-Based Compensation

In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ["CICA 3870"]. CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for stock-based compensation paid to employees and to directors, in their capacity as a director, that requires settlement in stock. For all employee and director option plans not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is required. The new standard only applies to stock options granted after January 1, 2002.

The Company's current stock option plan requires its employees and directors to pay the option exercise price in order to obtain stock. The Company has elected to continue accounting for employee stock options using the intrinsic value method with pro forma earnings disclosure showing the impact of stock options on earnings had the Company accounted for all employee and director stock options at fair value. The Company has elected to provide pro forma disclosures based on all options granted rather than only for those options granted after January 1, 2002 [see note 12]. The adoption of CICA 3870 had no effect on the Company's reported earnings for all periods presented.

3.    BUSINESS ACQUISITIONS

Acquisitions in the year ended December 31, 2001

Autosystems

On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"] from the court appointed receiver and monitor of Autosystems.

Autosystems is located in Ontario and its principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12.3 million. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]
Non-cash working capital	$2,200
Fixed assets	10,070

Net assets acquired	$12,270

Decoma International Inc. 2002        49

Decomex

In May 2001, the Company acquired the remaining 30% minority interest in Decomex Inc. ["Decomex"] from Corporación Activa, S.A. de C.V. Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes [see note 8].

The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

Pro Forma Impact

If the Autosystems and Decomex acquisitions had occurred on January 1, 2001, the unaudited pro forma combined sales of the Company for the year ended December 31, 2001 would have been $1,863.7 million and net income would have been $62.3 million.

Acquisitions in the five month period ended December 31, 2000

Conix Group

On October 16, 2000, the Company acquired the remaining 49% interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited and Conix Belgium N.V. [collectively, the "Conix Group"] from Visteon Corporation.

The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Prior to the completion of this transaction, the Company and Visteon Corporation jointly controlled the Conix Group and the results of the Conix Group were included in these consolidated financial statements on a 51% proportionate basis [see note 18]. From October 16, 2000 forward, the consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis.

The total consideration paid in connection with the acquisition amounted to $134.6 million [net of cash acquired of $7.1 million]. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]
Non-cash working capital	$24,090
Fixed assets [including deferred preproduction costs of $3,826]	82,964
Bank indebtedness	(19,141)
Future income taxes, net	(5,477)
Long-term debt, including portion due within one year	(12,330)

Net assets	70,106
Goodwill	64,452

Total purchase price, net of cash acquired	134,558
9.5% Subordinated Debentures issued on acquisition [see note 10]	91,134

Cash paid, net of cash acquired	$43,424

4.    INVENTORIES

Inventories consist of:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Raw materials and supplies	$48,281	$44,914
Work-in-process	19,029	17,272
Finished goods	28,383	26,778
Tooling, net of customer advances	64,398	98,050

	$160,091	$187,014

50        Decoma International Inc. 2002

5.    INVESTMENTS

Investments consist of the Company's 40% interests in Bestop Inc. ["Bestop"] and Modular Automotive Systems LLC ["MAS"]. The Company's investment in Bestop includes goodwill of $7.3 million as at December 31, 2002 and 2001.

6.    FIXED ASSETS

Fixed assets consist of:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Cost
Land	$16,100	$13,840
Buildings and leasehold improvements	139,004	122,007
Machinery and equipment	853,617	749,435

	1,008,721	885,282
Accumulated depreciation
Buildings and leasehold improvements	(43,835)	(36,253)
Machinery and equipment	(440,075)	(367,332)

	524,811	481,697
Deferred preproduction costs, net	652	10,077

	$525,463	$491,774

Notes:

[i]
Included in the cost of fixed assets are construction in progress expenditures of $56.2 million [December 31, 2001 — $24.4 million].

[ii]
No interest was capitalized on construction in progress during the years ended December 31, 2002 or 2001 [five month period ended December 31, 2000 — $0.5 million; year ended July 31, 2000 — $0.3 million].

7.    INCOME TAXES

[a] In the five month period ended December 31, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes. The consolidated financial statements for periods prior to the five month period ended December 31, 2000 have not been restated. The cumulative effect, as at August 1, 2000, of adopting these recommendations was a reduction in future tax liabilities and an increase in retained earnings of $1.5 million.

Decoma International Inc. 2002        51

[b]
The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Years ended December 31,
			Five month period ended December 31, 2000	Year ended July 31, 2000
	2002	2001
Canadian statutory income tax rate	38.6%	41.7%	43.6%	44.4%
Manufacturing and processing profits deduction	(2.4)	(3.8)	(5.3)	(7.5)
Foreign rate differentials	(2.2)	(4.6)	(4.7)	(0.5)

	34.0%	33.3%	33.6%	36.4%
Losses not benefited	6.0	6.5	2.8	6.4
Amortization of discount on Convertible Series Preferred Shares	2.0	3.3	1.4	1.9
Reversal of tax losses previously benefited	—	—	—	2.1
Utilization of losses not previously benefited	(0.3)	(2.5)	—	—
Non-deductible goodwill amortization	—	1.2	—	—
Other income [see note 10]	(0.4)	(1.0)	—	—
Future income tax revaluation due to Ontario income tax rate reduction	—	(1.4)	—	—
Earnings of equity investees	(0.1)	—	(0.2)	(0.2)
Other	—	0.5	1.0	—

Effective income tax rate on income before income taxes and minority interest	41.2%	39.9%	38.6%	46.6%

[c]
The details of income before income taxes and minority interest by jurisdiction are as follows:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	U.S. dollars in thousands]
Canadian	$79,412	$52,746	$19,536	$69,486
Foreign	78,836	62,995	13,638	18,844

	$158,248	$115,741	$33,174	$88,330

[d]
The details of the income tax provision are as follows:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	U.S. dollars in thousands]
Current provision
Canadian federal taxes	$15,673	$14,275	$4,359	$15,449
Canadian provincial taxes	7,794	6,914	2,574	9,388
Foreign taxes	40,581	22,455	4,654	3,506

	64,048	43,644	11,587	28,343

Future provision
Canadian federal taxes	3,160	(1,588)	822	495
Canadian provincial taxes	1,571	(766)	348	295
Foreign taxes	(3,556)	4,932	53	12,071

	1,175	2,578	1,223	12,861

	$65,223	$46,222	$12,810	$41,204

52        Decoma International Inc. 2002

[e]
Future income taxes have been provided on temporary and timing differences which consist of the following:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Tax depreciation in excess of book depreciation	$1,851	$3,953	$679	$4,895
Preproduction and contract costs, capitalized for accounting [net of amortization] deducted for tax	(2,650)	(713)	1,049	(10)
Tax losses benefited	(3,200)	(914)	(1,075)	845
Utilization of loss carryforwards	6,524	662	467	5,266
Reversal of tax losses previously benefited	—	—	—	1,492
Future income tax revaluation due to Ontario income tax rate reduction	—	(1,605)	—	—
Amortization of share issue costs and other temporary differences	(1,350)	1,195	103	373

	$1,175	$2,578	$1,223	$12,861

[f]
Future tax assets and liabilities consist of the following temporary differences:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Assets:
Tax benefit of loss carryforwards
Pre-acquisition	$—	$1,650
Post-acquisition	26,403	17,822
Share issue costs	964	1,567

	27,367	21,039
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	—	(522)
Post-acquisition	(21,352)	(10,575)

	6,015	9,942
Liabilities:
Tax depreciation in excess of book depreciation	(45,153)	(40,905)
Deferred preproduction costs	(1,074)	(4,266)

Other	(1,887)	(865)

	(48,114)	(46,036)
Net future income taxes	$(42,099)	$(36,094)

[g]
At December 31, 2002, the Company has gross income tax loss carryforwards of approximately $69.1 million, which relate to certain entities in the United Kingdom, Belgium, Germany and Poland, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $68.7 million have no expiry date and $0.4 million expire in 5 years.

[h]
Consolidated retained earnings include approximately $188.8 million at December 31, 2002 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

Decoma International Inc. 2002        53

8.    DEBT AND COMMITMENTS

[a]
At December 31, 2002, the Company had total lines of credit of $328.7 million. Of this amount, $300 million is represented by an extendible revolving credit facility that expires on May 29, 2003, at which time the Company may request, subject to lender approval, further revolving 364 day extensions. The unused and available lines of credit at December 31, 2002 were approximately $260.0 million.

  Bank indebtedness at December 31, 2002 includes $53.2 million of debt denominated in Canadian dollars.

[b]
The Company's long-term debt consists of the following:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Bank term debt denominated in Euros [i]	$13,665	$14,572
Notes payable denominated in Canadian dollars [ii]	2,550	5,014
Bank debt denominated in U.S. dollars [iii]	—	4,000
Term debt denominated in Euros	—	3,429
Lease obligation denominated in Euros	337	386
Other	43	107

	16,595	27,508
Less due within one year	6,918	9,566

	$9,677	$17,942

Notes:

[i]
The unsecured bank term debt bears interest at EURIBOR plus 0.1%, is repayable on a quarterly basis and matures on March 1, 2004.

[ii]
These promissory notes were issued on the acquisition of the remaining minority interest in Decomex [see note 3], are denominated in Canadian dollars and bear interest at the prime rate. $2.5 million was repaid on May 31, 2002 and $2.5 million is repayable on May 31, 2003.

[iii]
This credit facility, in the amount of $15 million, which was undrawn at December 31, 2002, is subject to annual renewal.

[c]
The Company's debt due to Magna consists of the following:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Debt denominated in Canadian dollars [i]	$38,256	$37,604
Debt denominated in Euros and British Pounds [ii]	139,324	126,137
Lease obligation denominated in Euros	1,050	791

	178,630	164,532
Less due within one year	103,536	76,008

	$75,094	$88,524

Notes:

[i]
The debt denominated in Canadian dollars arose on closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 2001, 3.10% effective January 1, 2002, 3.60% effective April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective October 1, 2002 and 3.85% effective January 1, 2003. The maturity date of the Cdn. $60 million debt has been extended to March 31, 2003.

54        Decoma International Inc. 2002

[ii]
The debt denominated in Euros and British Pounds arose on closing of the Global Exteriors Transaction. All debt denominated in British Pounds was repaid in 2002. The remaining debt initially bore interest at 7.0% to 7.5% and was repayable over the period to December 31, 2004 with the first tranche of the principal due October 1, 2002. In addition to the maturity date, the interest rate on the first tranche of the principal was renegotiated to 4.29% effective October 1, 2002 and 3.86% effective January 2, 2003. Of the debt outstanding at December 31, 2002, $26.6 million is due April 1, 2003, $37.6 million is due October 1, 2003 and $75.1 million is due December 31, 2004.

[d]
Future principal repayments on long-term debt are estimated to be as follows:

	Third parties	Magna and its affiliates	Total
	[U.S. dollars in thousands]
2003	$6,918	$103,536	$110,454
2004	4,051	75,094	79,145
2005	3,610	—	3,610
2006	887	—	887
2007	565	—	565
Thereafter	564	—	564

	$16,595	$178,630	$195,225

[e]
Net interest expense includes:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Interest expense
Current	$4,592	$4,506	$1,922	$1,539
Long-term	211	3,169	1,303	1,609
Intercompany to Magna and affiliates	10,109	13,900	6,643	16,392

	14,912	21,575	9,868	19,540
Less: Interest capitalized	—	—	(533)	(319)

	14,912	21,575	9,335	19,221
Interest income	(2,928)	(2,480)	(1,113)	(1,669)

Net interest expense	$11,984	$19,095	$8,222	$17,552

Interest paid in cash for the year ended December 31, 2002 was $14.9 million [year ended December 31, 2001 — $19.2 million; five month period ended December 31, 2000 — $9.0 million; year ended July 31, 2000 — $18.8 million].

[f]
At December 31, 2002, the Company had commitments under operating leases requiring future annual rental payments as follows:

	Facilities		Equipment and other
	Third parties	Magna and its affiliates
			Third parties	Total
	[U.S. dollars in thousands]
2003	$9,220	$10,058	$6,472	$25,750
2004	8,980	10,232	5,610	24,822
2005	8,178	10,198	4,692	23,068
2006	7,347	10,203	3,380	20,930
2007	4,703	9,766	3,070	17,539
Thereafter	21,274	63,444	1,873	86,591

	$59,702	$113,901	$25,097	$198,700

Decoma International Inc. 2002        55

In the year ended December 31, 2002, operating lease expense amounted to approximately $24.6 million [year ended December 31, 2001 — $22.1 million; five month period ended December 31, 2000 — $9.1 million; year ended July 31, 2000 — $20.2 million].

9.    EMPLOYEE FUTURE BENEFIT PLANS

Prior to 2001, Decoma's Corporate Constitution required that 10% of employee pretax profits before profit sharing [as defined in the Corporate Constitution] for any fiscal period be allocated to an employee equity and profit participation program [the "Decoma EEPPP"] consisting of the Decoma deferred profit sharing plan and a cash distribution to eligible employees of Decoma. Eligible Canadian and United States employees participate in the Decoma EEPPP. During 2001, Decoma amended its Corporate Constitution to allow for the introduction of a defined benefit pension plan as part of the Decoma EEPPP. All employees that participate in the Decoma EEPPP were, and all new employees are, given the option of continuing in the original Decoma EEPPP or receiving a reduced entitlement under the original Decoma EEPPP plus a defined benefit pension. The defined benefit pension is payable to retirees based on years of service and compensation levels.

During the five month period ended December 31, 2000, the Company introduced a post-retirement medical benefits plan covering eligible employees and retirees in Canada and the United States. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that met the above criteria were also eligible for benefits. Benefits are subject to a fixed cap based on years of service.

Certain of the Company's European subsidiaries sponsor defined benefit pension arrangements for their employees.

Prior to the five month period ended December 31, 2000, defined benefit pension and post-retirement medical costs and obligations were not significant.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	6.75% to 7.5%
Rate of compensation increase	4%
Expected return on plan assets	8%

56        Decoma International Inc. 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Information about the Company's defined benefit pension and post-retirement medical benefits plans is as follows:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Projected benefit obligation:
Beginning of year	$6,940	$6,080
Current service and interest costs	2,807	2,041
Actuarial losses (gains) and changes in assumptions	1,112	(850)
Benefits paid	(55)	(29)
Currency translation	396	(302)

End of year	$11,200	$6,940

Plan assets at fair value:
Beginning of year	$—	$—
Employer contributions	2,697	—
Return on plan assets	(122)	—
Benefits paid	(19)	—

End of year	$2,556	$—

Amount recognized in the consolidated balance sheets:
Unfunded amount	$8,644	$6,940
Unrecognized past service costs	(3,629)	(3,789)
Unrecognized actuarial gains (losses)	(178)	1,136

Net amount recognized in the consolidated balance sheets	$4,837	$4,287

	Years ended December 31,
			Five month period ended December 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Net periodic cost:
Current service and interest costs	$2,807	$2,041	$627
Amortization of past service cost	212	209	82
Return on plan assets	(64)	—	—
Amortization of actuarial gains	(30)	(3)	—

Total cost of benefits	$2,925	$2,247	$709

10.  OTHER INCOME

[a]
During 2002, the Company completed the divestiture of one of its non-core North American divisions. The division was engaged in the coating of automotive parts. The Company recorded other income of $3.9 million related to this transaction, representing the excess of sale proceeds over the carrying value of the fixed and working capital assets of this division and direct costs related to the transaction. Income taxes includes an expense of $1.0 million related to this transaction.

[b]
During 2002, the Company permanently repatriated Euro 10 million from its European operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $0.5 million, has been included in other income and is not subject to tax.

[c]
On October 16, 2000, Decoma issued $32 million and $58 million of 9.5% unsecured Subordinated Debentures at par, as partial consideration for the remaining interest in the Conix Group [see note 3]. The Subordinated Debentures were repaid with cash in June and November of 2001, respectively.

Decoma International Inc. 2002        57

The November 2001 repayment of the $58 million Subordinated Debenture gave rise to a foreign exchange loss. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture. Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. The $25 million repatriation and $58 million repayment transactions gave rise to the following income statement amounts during 2001:

[restated – see note 2]
[U.S. dollars in thousands]
Recognition of pro rata amount of cumulative translation adjustment on repatriation presented as other income	$2,780

Income before income taxes and minority interest	2,780
Income tax recovery	—

Net income	2,780
Foreign exchange loss on retirement of Subordinated Debenture, net of taxes	(1,717)

Net income attributable to Class A Subordinate Voting and Class B Shares	$1,063

11.  CONVERTIBLE SERIES PREFERRED SHARES

The Company has issued the following Convertible Series Preferred Shares:

		Face Value
	Number of Shares			Non-Cumulative Dividend Rate
		Per Share	Total		Conversion Rate
Series 1	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 2	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 3	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 4	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20
Series 5	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20

The Preferred Shares are:

  •
  retractable at their carrying value by the holders thereof after June 30, 2003 in the case of Series 1, 2 and 3; after December 31, 2003 in the case of Series 4; and after December 31, 2004 in the case of Series 5;

  •
  redeemable at their carrying value and subject to purchase for cancellation by the Company commencing August 1, 2003 in the case of Series 1, 2 and 3 and after December 31, 2005 in the case of Series 4 and 5; and

  •
  convertible into Class A Subordinate Voting Shares of the Company at a conversion price of Cdn. $10.07 in the case of Series 1, 2 and 3 and Cdn. $13.20 in the case of Series 4 and 5.

Dividends are non-cumulative and payable on a quarterly basis.

58        Decoma International Inc. 2002

The portion of the Convertible Series Preferred Shares classified as debt is as follows:

	Series 1	Series 2	Series 3	Series 4	Series 5	Total
	[U.S. dollars in thousands]
Balance, July 31, 1999	$32,014	$30,655	$29,267	$—	$—	$91,936
Amortization of discount	1,314	1,309	1,296	—		3,919
Balance, July 31, 2000	33,328	31,964	30,563	—	—	95,855
Amortization of discount	—	562	557	—	—	1,119
Issuance on closing of the Global Exteriors Transaction [see note 20]	—	—	—	54,796	51,331	106,127

Balance, December 31, 2000	33,328	32,526	31,120	54,796	51,331	203,101
Amortization of discount	—	786	1,334	3,695	3,461	9,276
Currency translation	(1,992)	(1,976)	(1,900)	(3,383)	(3,170)	(12,421)

Balance, December 31, 2001	31,336	31,336	30,554	55,108	51,622	199,956
Amortization of discount	—	—	795	3,901	3,655	8,351
Currency translation	544	544	530	957	897	3,472

Balance, December 31, 2002	31,880	31,880	31,879	59,966	56,174	211,779

The liability amounts for the Series 1, 2 and 3 Convertible Series Preferred Shares are presented as current liabilities because they are retractable by Magna at their aggregate face value of Cdn. $150 million after June 30, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 per Class A Subordinate Voting Share. The Company's Class A Subordinate Voting Shares closed at Cdn. $9.00 on March 11, 2003 and have traded between Cdn. $8.96 and Cdn. $21.10 over the 52 week period ended March 11, 2003.

The liability amounts for the Series 4 and 5 Convertible Series Preferred Shares are presented as long-term liabilities as these are not retractable by Magna before January 1, 2004 and January 1, 2005, respectively. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $13.20 per Class A Subordinate Voting Share.

The portion of the Convertible Series Preferred Shares included in shareholders' equity is as follows:

	December 31,
	2002	2001
	[U.S. dollars in thousands]
Warrant portion [relating to conversion feature]	$6,370	$6,370
Dividend portion [relating to possible future non-cumulative dividends]	12,395	19,701

	$18,765	$26,071

Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes, as presented in the consolidated statements of income include the following amounts related to the Convertible Series Preferred Shares:

	Years ended December 31,
			Five month period ended December 31, 2000	Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Dividends declared on Convertible Series Preferred Shares	$(12,098)	$(9,836)	$(2,500)	$(4,999)
Reduction of Convertible Series Preferred Shares dividend equity component	$7,306	$6,353	$1,390	$3,240

Decoma International Inc. 2002        59

12.  CAPITAL STOCK

[a]
Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value [unlimited amount authorized] are entitled to one vote per share at all meetings of shareholders and participate equally as to cash dividends with each Class B Share.

Class B Shares without par value [unlimited amount authorized] are entitled to 20 votes per share at all meetings of shareholders, participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2002, 2001 and 2000 and July 31, 2000 are as follows:

	Class A Subordinate Voting Shares		Class B Shares
	Number of shares	Stated Value	Number of shares	Stated Value
	[U.S. dollars in thousands]
Issuance of Class B Shares on the reorganization of the Company December 7, 1997	—	$—	31,909,091	$63,527
Initial public offering	11,218,316	69,098	—	—

Balance, July 31, 2000	11,218,316	69,098	31,909,091	63,527
Issuance of Class A Subordinate Voting Shares on closing of the Global Exteriors Transaction	8,333,333	—	—	—
Reduction in stated capital [note 20]	—	(12,619)	—	(32,933)

Balance, December 31, 2000	19,551,649	56,479	31,909,091	30,594
Issuance of Class A Subordinate Voting Shares through public offering [i]	16,100,000	111,131	—	—
Issuance of Class A Subordinate Voting Shares on exercise of stock options	35,250	215	—	—

Balance, December 31, 2001	35,686,899	167,825	31,909,091	30,594
Issuance of Class A Subordinate Voting Shares to the Decoma deferred profit sharing plan	451,400	4,554	—	—
Issuance of Class A Subordinate Voting Shares on exercise of stock options	16,000	109	—	—

Balance, December 31, 2002	36,154,299	$172,488	31,909,091	$30,594

[i]
The Company completed a public offering of Class A Subordinate Voting Shares in June 2001. The details of the proceeds from the offering are as follows:

[U.S. dollars in thousands]
Total proceeds on 16,100,000 shares at Cdn. $10.85 per share	$114,621
Expenses of the issue, net of taxes	(3,490)

$111,131

[b]
Incentive Stock Options

Under the 1998 Incentive Stock Option Plan adopted by the Company on March 2, 1998, the Company may grant options to purchase Class A Subordinate Voting Shares to present and future officers, directors, other full-time employees or consultants of the Company. The maximum number of shares reserved to be issued for options is 4,100,000. The number of reserved but unoptioned shares at December 31, 2002 is 1,853,750. The total number of shares issued from exercised stock options from the inception date of the plan is 51,250.

60        Decoma International Inc. 2002

All options granted are for a term of no more than ten years from the date of the grant. The options granted under Tranche 1 vest 12 1/2% on the grant date, 12 1/2% on July 31, 1998 and 12 1/2% on each of the following six years. The options granted under Tranche 2 vest 33 1/3% on the grant date and 16 2/3% on each of the following four anniversaries of the grant. The options granted under Tranche 3 vest 37 1/2% on July 31, 1999 and 12 1/2% on July 31 of each of the following five years. The options granted under Tranche 4, 6, 7, 8, 9 and 10 vest 20% on the grant date and 20% on each of the following four anniversaries of the grant. The options granted under Tranche 5 vest 60% on the grant date and 20% on each of December 31, 2000 and December 31, 2001.

The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at July 31, 1999	1,170,000	Cdn. $12.17	532,500
Granted	275,000	Cdn. $11.06
Cancelled	(18,750)	Cdn. $9.50
Vested			256,750

Outstanding at July 31, 2000	1,426,250	Cdn. $11.99	789,250
Vested			14,000

Outstanding at December 31, 2000	1,426,250	Cdn. $11.99	803,250
Granted	405,000	Cdn. $11.92
Exercised	(35,250)	Cdn. $9.50	(35,250)
Vested			321,000

Outstanding at December 31, 2001	1,796,000	Cdn. $12.02	1,089,000
Granted	435,000	Cdn. $17.53
Exercised	(16,000)	Cdn. $10.59	(16,000)
Cancelled	(20,000)	Cdn. $11.24	(4,000)
Vested			375,000

Outstanding at December 31, 2002	2,195,000	Cdn. $13.13	1,444,000

At December 31, 2002, the outstanding options consist of the following:

	Options Outstanding
	Exercise Price	Number		Remaining Contractual Life	Number of Options Exercisable
Tranche 1	Cdn. $9.50		320,000	5.1 years		240,000
Tranche 2	Cdn. $13.55		750,000	4.6 years		750,000
Tranche 3	Cdn. $11.55		40,000	5.1 years		30,000
Tranche 4	Cdn. $11.00		205,000	7.4 years		123,000
Tranche 5	Cdn. $11.25		60,000	7.0 years		60,000
Tranche 6	Cdn. $10.08		55,000	8.2 years		22,000
Tranche 7	Cdn. $10.30		20,000	8.3 years		8,000
Tranche 8	Cdn. $12.40		310,000	8.8 years		124,000
Tranche 9	Cdn. $16.85		10,000	9.3 years		2,000
Tranche 10	Cdn. $17.55		425,000	9.5 years		85,000

			2,195,000			1,444,000

Weighted average exercise price		Cdn. $	13.13		Cdn. $	12.59

Weighted average remaining contractual life				6.7 years

Decoma International Inc. 2002        61

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

	Years ended December 31,
			Five month period ended December 31, 2000	Year ended July 31, 2000
	2002	2001
Risk free interest rate	2.7%	3.1%	n/a	6.0%
Expected dividend yield	1.9%	1.8%	n/a	1.8%
Expected volatility	37%	28%	n/a	24%
Expected life of options	5 years	6 years	n/a	5 years

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, based on the fair value of all stock options at the grant date, would have been:

	Years ended December 31,
			Five month period ended December 31, 2000	Year ended July 31, 2000
	2002	2001
	[U.S. dollars, in thousands except per share figures]
Net income attributable to Class A Subordinate Voting and Class B Shares	$88,233	$60,485	$18,178	$47,834
Pro forma adjustments for the fair value of stock option grants	(1,019)	(1,199)	(520)	(1,072)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$87,214	$59,286	$17,658	$46,762

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$1.29	$0.98	—	—
Diluted	$1.02	$0.80	—	—
[c]
Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all the outstanding options and Convertible Series Preferred Shares issued and outstanding at December 31, 2002 were exercised or converted.

Number of Shares
Class A Subordinate Voting Shares outstanding at December 31, 2002	36,154,299
Class B Shares outstanding at December 31, 2002	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,195,000
Convertible Series Preferred Shares
Series 1, convertible at Cdn. $10.07 per share	4,965,243
Series 2, convertible at Cdn. $10.07 per share	4,965,243
Series 3, convertible at Cdn. $10.07 per share	4,965,243
Series 4, convertible at Cdn. $13.20 per share	7,575,758
Series 5, convertible at Cdn. $13.20 per share	7,575,758

100,305,635

62        Decoma International Inc. 2002

In addition, the Company has reserved 548,600 Class A Subordinate Voting shares for future issuances to the Decoma deferred profit sharing plan.

[d]
Dividends

Dividends were declared and paid in respect of the following periods on outstanding Class A Subordinate Voting and Class B Shares:

	Per Class A Subordinate Voting and Class B Share	Total
	[U.S. dollars in thousands unless otherwise noted]
Three month period ended July 31, 1999	Cdn. $0.05	$1,437
Three month period ended October 31, 1999	Cdn. $0.05	1,437
Three month period ended January 31, 2000	Cdn. $0.05	1,437
Three month period ended April 30, 2000	Cdn. $0.06	1,726

Charged to retained earnings during the year ended July 31, 2000		$6,037

Three month period ended July 31, 2000	Cdn. $0.06	$1,725
Three month period ended October 31, 2000	Cdn. $0.06	1,725

Charged to retained earnings during the five month period ended December 31, 2000		$3,450

Two month period ended December 31, 2000	$0.03	$1,544
Three month period ended March 31, 2001	$0.05	2,573
Three month period ended June 30, 2001	$0.05	3,378
Three month period ended September 30, 2001	$0.05	3,378

Charged to retained earnings during the year ended December 31, 2001		$10,873

Three month period ended December 31, 2001	$0.05	$3,380
Three month period ended March 31, 2002	$0.05	3,380
Three month period ended June 30, 2002	$0.05	3,403
Three month period ended September 30, 2002	$0.06	4,084

Charged to retained earnings during the year ended December 31, 2002		$14,247

13.  FINANCIAL INSTRUMENTS

[a]
Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt

The fair value of the Company's long-term debt (including the debt portion of the Convertible Series Preferred Shares and long-term debt due to Magna) is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of arrangements. The fair values are not necessarily indicative of the amounts that the Company may incur in actual market transactions.

Decoma International Inc. 2002        63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

The fair value of the Company's long-term debt approximates its carrying value with the following exceptions:

	December 31, 2002		December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	[U.S. dollars in thousands]
Long-term debt due to Magna [including current portion]	$178,630	$183,496	$164,532	$167,591
Convertible Series Preferred Shares [liability portion]
Current	$95,639	$94,151	$—	$—
Long-term	$116,140	$121,190	$199,956	$203,309
[b]
Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents which consists of short-term investments, including commercial paper, is only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[c]
Interest Rate Risk

The following table summarizes the Company's exposure to interest rate risk as at December 31, 2002:

	Floating Rate	Fixed interest rate maturing within 5 years	Non-interest bearing	Total
	[U.S. dollars in thousands]
Financial assets:
Cash and cash equivalents	$82,059	$—	$—	$82,059
Accounts receivable	—	—	306,870	306,870
Financial liabilities:
Bank indebtedness	(55,021)	—	—	(55,021)
Accounts payable	—	—	(187,656)	(187,656)
Long-term debt including current portion	(16,215)	(380)	—	(16,595)
Long-term debt due to Magna including current portion	—	(178,630)	—	(178,630)
Convertible Series Preferred Shares held by Magna including current portion	—	(211,779)	—	(211,779)

	$10,823	$(390,789)	$119,214	$(260,752)

Average fixed rate		5.7%
[d]
Foreign Exchange Risk

The Company operates in North America and Europe, which gives rise to a risk that its earnings, cash flows and shareholders' equity may be adversely impacted by fluctuations in foreign exchange rates amongst four principal currencies; namely, the U.S. and Canadian dollars, the British Pound and the Euro.

Operating as a global company, Decoma transacts business through operating divisions whose functional currency is the currency of the division's country of residency, except for the Company's operations in Mexico whose functional currency is the U.S. dollar.

64        Decoma International Inc. 2002

To protect against the reduction in value of foreign currency cash flows resulting from foreign currency customer and supplier contracts, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its cash flows denominated in foreign currencies with forward contracts.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Any gains and losses on these hedging instruments, including the forward premium or discount on a forward foreign currency contract relating to the period prior to consummation of the foreign currency cash flow, are recognized in the same period as, and as part of, the hedged transaction. The Company does not enter into forward foreign currency contracts for speculative purposes.

At December 31, 2002, the Company had outstanding forward foreign currency contracts to buy (sell) as follows [in thousands, except rates]:

For Euro

	U.S. Dollars	Weighted Average Rate	Cdn. Dollars	Weighted Average Rate	British Pounds	Weighted Average Rate
2003	(14)	0.9772	(15,940)	0.6274	(6,885)	1.5225
2003	9,004	0.9780	—	—
2004	—	—	—	—	(5,833)	1.4997
2005	—	—	—	—	(2,644)	1.4845
	8,990	0.9780	(15,940)	0.6274	(15,362)	1.5073

For U.S. Dollars

	Cdn. Dollars	Weighted Average Rate	British Pounds	Weighted Average Rate
2003	(79,500)	0.6336	(1,982)	1.5938

Based on forward foreign exchange rates as at December 31, 2002 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company's forward foreign currency contracts are approximately $0.3 million.

If the Company's forward foreign currency contracts cease to be effective as hedges, for example, if projected net foreign cash outflows decline significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transaction in excess of projected foreign currency denominated cash outflows would be recognized in income at the time this condition was identified.

[e]
Electricity Swap Contracts

Since May 2002, the Company pays a floating hourly price for electricity in the deregulated Ontario, Canada electricity market. At December 31, 2002, the Company had entered into electricity swap contracts to manage the cash flow risk for a portion of its forecasted electricity purchases. The swaps have an annual notional energy volume of approximately 176,000 megawatt hours ("MWh") under which it pays a fixed average price of $52.21 per MWh and receives a floating average price per MWh based on the hourly Ontario energy price. These contracts expire on April 30, 2005. The net settlements under the electricity swap contracts are recognized in the same period as, and as part of, the hedged transactions. The Company does not enter into electricity swap contracts for speculative purposes.

The estimated fair value of these electricity swap contracts as at December 31, 2002 is $1.1 million representing a financial asset of the Company. In December 2002, the Ontario government passed Bill 210 which freezes the electricity price for low volume and designated customers. Although the Company is not directly affected, Bill 210 has disrupted the forward market for Ontario electricity contracts and significantly reduced liquidity. The Company has estimated fair value based on available broker quotes but given the current illiquidity of the market, the fair value is subject to significant measurement uncertainty.

Decoma International Inc. 2002        65

14.  CURRENCY TRANSLATION ADJUSTMENT

The following is a continuity schedule of the currency translation adjustment account included in shareholders' equity:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Balance, beginning of period	$22,848	$22,346	$9,558	$11,588
Translation adjustments	7,098	3,282	253	(2,030)
Global Exteriors Transaction adjustments [see note 20]	—	—	12,535	—
Amount recognized in income [see note 10]	(495)	(2,780)	—	—

Balance, end of period	$29,451	$22,848	$22,346	$9,558

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]
Items not involving current cash flows are as follows:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Depreciation and amortization	$78,284	$81,360	$28,644	$60,677
Future income taxes	1,175	2,578	1,223	12,861
Equity income	(521)	(15)	(200)	(448)
Minority interest	—	843	291	(2,467)
Amortization of discount on Convertible Series Preferred Shares	8,351	9,276	1,119	3,919
Deferred preproduction expenditures write-off [see note 2]	8,301	—	—	—
Gain on sale of operating division [see note 10]	(3,874)	—	—	—
Currency translation adjustment [see note 10]	(495)	(2,780)	—	—
Other	4,336	772	(1,310)	3,516

	$95,557	$92,034	$29,767	$78,058

[b]
Changes in non-cash working capital are as follows:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Accounts receivable	$(21,626)	$(12,284)	$(23,243)	$(28,277)
Inventories	36,580	(52,286)	2,410	(8,889)
Prepaid expenses and other	1,547	7,885	(1,970)	1,137
Accounts payable and accrued liabilities	26,829	39,461	(17,035)	20,076
Income taxes payable	6,681	16,304	(8,444)	(7,600)

	$50,011	$(920)	$(48,282)	$(23,553)

66        Decoma International Inc. 2002

16.  SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2002, the Company had 24 manufacturing facilities in North America and 11 in Europe. In addition, the Company had 7 product development and engineering centers.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" preceding these consolidated financial statements and intersegment sales and transfers are accounted for at fair market value.

[a]
The following tables show certain information with respect to segment disclosures:

	Year ended December 31, 2002
	North America	Europe	Corporate	Total
	[U.S. dollars in thousands]
Total sales	$1,486,975	$572,613	$—	$2,059,588
Intersegment sales	(1,588)	(1,327)	—	(2,915)

Sales to external customers	$1,485,387	$571,286	$—	$2,056,673

Depreciation and amortization	$55,454	$22,830	$—	$78,284

Operating income (loss)	$204,431	$(22,595)	$(8,143)	$173,693

Equity income	$(521)	$—	$—	$(521)

Interest expense (income), net	$27,196	$19,826	$(35,038)	$11,984

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$8,351	$8,351

Other income	$(3,874)	$—	$(495)	$(4,369)

Fixed assets, net	$358,675	$166,788	$—	$525,463

Fixed asset additions	$54,505	$45,435	$—	$99,940

Goodwill, net	$44,728	$17,280	$—	$62,008

Decoma International Inc. 2002        67

	Year ended December 31, 2001
	North America	Europe	Corporate	Total
	[U.S. dollars in thousands]
Total sales	$1,286,108	$534,578	$—	$1,820,686
Intersegment sales	(4,501)	(316)	—	(4,817)

Sales to external customers	$1,281,607	$534,262	$—	$1,815,869

Depreciation and amortization	$57,278	$24,082	$—	$81,360

Operating income (loss)	$146,556	$2,404	$(7,643)	$141,317

Equity income	$(15)	$—	$—	$(15)

Interest expense (income), net	$23,652	$18,825	$(23,382)	$19,095

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$9,276	$9,276

Other income	$—	$—	$(2,780)	$(2,780)

Fixed assets, net	$356,989	$134,785	$—	$491,774

Fixed asset additions	$44,670	$23,802	$—	$68,472

Goodwill, net	$44,298	$27,218	$—	$71,516

	Year ended December 31, 2000
	North America	Europe	Corporate	Total
	[U.S. dollars in thousands] [unaudited]
Sales	$1,130,579	$431,243	$—	$1,561,822
Intersegment sales	(3,286)	—	—	(3,286)

Sales to external customers	$1,127,293	$431,243	$—	$1,558,536

Depreciation and amortization	$46,550	$17,758	$—	$64,308

Operating income (loss)	$99,088	$13,776	$(538)	$112,326

Equity income	$(516)	$—	$—	$(516)

Interest expense (income), net	$15,835	$10,058	$(7,043)	$18,850

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$3,425	$3,425

Fixed assets, net	$366,539	$141,107	$—	$507,646

Fixed asset additions	$49,884	$30,684	$—	$80,568

Goodwill, net	$48,238	$30,499	$—	$78,737

68        Decoma International Inc. 2002

	Five month period ended December 31, 2000
	North America	Europe	Corporate	Total
	[U.S. dollars in thousands]
Total sales	$484,401	$179,346	$—	$663,747
Intersegment sales	(407)	—	—	(407)

Sales to external customers	$483,994	$179,346	$—	$663,340

Depreciation and amortization	$20,694	$7,950	$—	$28,644

Operating income (loss)	$38,856	$3,620	$(161)	$42,315

Equity income	$(200)	$—	$—	$(200)

Interest expense (income), net	$10,062	$3,973	$(5,813)	$8,222

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$1,119	$1,119

Fixed assets, net	$366,539	$141,107	$—	$507,646

Fixed asset additions	$13,279	$11,969	$—	$25,248

Goodwill, net	$48,238	$30,499	$—	$78,737

	Year ended July 31, 2000
	North America	Europe	Corporate	Total
	[U.S. dollars in thousands]
Total sales	$1,050,494	$432,524	$—	$1,483,018
Intersegment sales	(3,763)	—	—	(3,763)

Sales to external customers	$1,046,731	$432,524	$—	$1,479,255

Depreciation and amortization	$42,423	$18,254	$—	$60,677

Operating income (loss)	$97,064	$13,587	$(1,298)	$109,353

Equity income	$(448)	$—	$—	$(448)

Interest expense (income), net	$9,163	$9,851	$(1,462)	$17,552

Amortization of discount on Convertible Series Preferred Shares	$—	$—	$3,919	$3,919

Fixed assets, net	$315,635	$106,561	$—	$422,196

Fixed asset additions	$53,337	$28,574	$—	$81,911

Goodwill, net	$—	$15,025	$—	$15,025

[b]
For the year ended December 31, 2002, sales to the Company's three largest customers amounted to 31%, 26% and 22% [year ended December 31, 2001 — 32%, 22% and 26%; five month period ended December 31, 2000 — 28%, 24% and 28%; year ended July 31, 2000 — 27%, 25% and 29%] of total sales, respectively.

Decoma International Inc. 2002        69

[c]
The following tables show certain information with respect to geographic segmentation:

	Year ended December 31, 2002
	Canada	Europe	United States, Mexico, Other	Total
	[U.S. dollars in thousands]
Sales	$903,646	$572,613	$580,414	$2,056,673

Fixed assets, net	$174,103	$166,788	$184,572	$525,463

Goodwill, net	$25,129	$17,280	$19,599	$62,008

	Year ended December 31, 2001
	Canada	Europe	United States, Mexico, Other	Total
	[U.S. dollars in thousands]
Sales	$801,872	$534,578	$479,419	$1,815,869

Fixed assets, net	$171,114	$134,785	$185,875	$491,774

Goodwill, net	$24,701	$27,218	$19,597	$71,516

	Five month period ended December 31, 2000
	Canada	Europe	United States, Mexico, Other	Total
	[U.S. dollars in thousands]
Sales	$325,776	$179,346	$158,218	$663,340

Fixed assets, net	$174,718	$141,107	$191,821	$507,646

Goodwill, net	$27,742	$30,499	$20,496	$78,737

	Year ended July 31, 2000
	Canada	Europe	United States, Mexico, Other	Total
	[U.S. dollars in thousands]
Sales	$731,068	$432,524	$315,663	$1,479,255

Fixed assets, net	$143,486	$106,561	$172,149	$422,196

Goodwill, net	$—	$15,025	$—	$15,025

70        Decoma International Inc. 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

17.  TRANSACTIONS WITH RELATED PARTIES

Amounts included in the consolidated statements of income with respect to transactions with Magna and its affiliates include:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Affiliation and social fees	$25,311	$27,110	$8,072	$17,406
Management and administrative services included in selling, general and administrative expenses	3,568	3,481	2,484	5,046
Rent	8,929	6,695	2,576	7,940
Interest	10,109	13,900	6,643	16,392
Amortization of discount on Convertible Series Preferred Shares	8,351	9,276	1,119	3,919
Financing charges on Convertible Series Preferred Shares	4,792	3,483	1,109	1,759

	$61,060	$63,945	$22,003	$52,462

Sales of materials to Magna and Magna subsidiaries	$13,086	$19,892	$10,767	$20,930

The Company is party to an affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee.

On June 25, 2002, the Company entered into an agreement with Magna to amend the terms of its existing affiliation agreement. The amended agreement, which became effective August 1, 2002, provides for a term of nine years and five months, expiring on December 31, 2011, and thereafter is renewable on a year to year basis at the parties' option.

The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance, technology development assistance and human resource management assistance.

Affiliation fees payable under the amended agreement were reduced to 1% of Decoma's consolidated net sales [as defined in the agreement] from the 1.5% that previously applied. In addition, the amended agreement provides for a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition. The amended agreement also provided Decoma with a credit of 0.25% of Decoma's consolidated net sales for the period from January 1, 2002 to July 31, 2002 and a credit equal to 1.5% of 2001 consolidated net sales derived from the 2001 acquisition of Autosystems and 50% of 1.25% of January 1, 2002 to July 31, 2002 consolidated net sales derived from Autosystems.

The Company also pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of two percent of its profit before tax to support social and charitable activities.

In addition to affiliation and social fees payable to Magna, the Company pays Magna a negotiated amount for certain management and administrative services including specialized legal, environmental, immigration, tax, internal audit, treasury, information systems and employee relations services.

Prior to the completion of the Global Exteriors Transaction, MES historically operated under an arrangement governing the provision of management and administrative services by Magna to MES. Substantially all of the fees paid by MES to Magna under this arrangement represent an allocation of the relevant costs incurred by Magna in providing such services. The allocation of costs charged by Magna to MES and to other European subsidiaries of Magna receiving services under the arrangement was based on the value added, head count and funds employed [all as defined under the arrangement] of each of the participating entities. Effective January 5, 2001, this arrangement ended. MES is now included in the Company's affiliation agreement and MES's sales are included in the Company's consolidated net sales upon which the affiliation fee is determined. In addition, from January 5, 2001, MES's pretax income is included in the Company's consolidated pretax profits upon which the social fee is determined. Magna continues to provide certain management and administrative services to the Company's European operations. The fees for such services are negotiated between the Company and Magna together with fees for management and administrative services provided by Magna to the Company's North American operations.

Decoma International Inc. 2002        71

Prior to January 1, 2002 certain of the MES employees participated, and prior to January 1, 2001 certain of the DET employees participated, in the Magna employee equity and profit participation program [the "Magna EEPPP"]. Costs associated with the Magna EEPPP that have been expensed in these consolidated financial statements were nil for the year ended December 31, 2002 [year ended December 31, 2001 — $1.1 million; five month period ended December 31, 2000 — $3.1 million; year ended July 31, 2000 — $6.8 million].

Various land and buildings used in operations are leased from Magna and its affiliates under operating lease agreements. The operating lease agreements with Magna and its affiliates are effected on normal commercial terms [see note 8].

Sales to MAS during the year ended December 31, 2002 were $48.5 million [year ended December 31, 2001 — $54.2 million; five month period ended December 31, 2000 — $17.5 million] and accounts receivable from MAS as at December 31, 2002 were $5.0 million [December 31, 2001 — $9.6 million].

Included in accounts receivable are trade amounts due from Magna and its subsidiaries in the amount of $1.4 million at December 31, 2002 [December 31, 2001 — $4.7 million].

Included in accounts payable are trade amounts due to Magna and its subsidiaries in the amount of $24.9 million at December 31, 2002 [December 31, 2001 — $12.2 million].

18.  INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company had a 51% interest prior to the October 16, 2000 acquisition of the remaining interest in the Conix Group [see note 3] [before eliminations]:

Statements of Income

	Period from August 1 to October 16, 2000	Year ended July 31, 2000
	[U.S. dollars in thousands]
Sales	$43,532	$244,848
Cost of goods sold, expenses and income taxes	41,571	234,068

Net income	$1,961	$10,780

Statements of Cash Flows

	Period from August 1 to October 16, 2000	Year ended July 31, 2000
	[U.S. dollars in thousands]
Cash provided from (used for):
Operating activities	$(3,304)	$21,985

Investing activities	$(1,588)	$(22,394)

Financing activities	$5,177	$(849)

72        Decoma International Inc. 2002

19.  CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an on-going basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Product liability provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when the Company and/or the customer decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company's estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between the Company and the customer and, in some cases, the extent to which a supplier to the Company will share in the recall cost. Due to the nature of the costs, the Company makes its best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. Given the nature of the Company's products, to date, the Company has not experienced significant warranty, including product liability and recall, costs. However, the Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently the Company only accounts for existing or probable claims, however, a significant increase in warranty responsibility could require the Company to consider accounting for possible future claims.

20.  GLOBAL EXTERIORS TRANSACTION

The aggregate purchase price paid to Magna in the Global Exteriors Transaction [see "Significant Accounting Policies — Basis of Presentation"] was $203.0 million which was satisfied in cash by $3.1 million, by the issuance of 8,333,333 Class A Subordinate Voting Shares and the issuance of the Series 4 and 5 Convertible Series Preferred Shares. In addition, Decoma assumed the debt of MES/DET owing to Magna and its subsidiaries which totaled $228.9 million at December 31, 2000. Of this amount, $9.1 million was repaid prior to closing leaving $219.8 million of assumed debt at the closing date [the "Assumed Magna Debt"].

Prior to the completion of the Global Exteriors Transaction, Magna's net investment in MES/DET included both debt and equity components, the accumulated earnings of MES/DET, contributions by, less distributions to, Magna, the currency translation adjustment and certain income taxes payable by MES/DET. These consolidated financial statements reflect the consideration paid to Magna under the terms of the Global Exteriors Transaction as if such consideration was paid on December 31, 2000. Accordingly, Magna's net investment in MES/DET as at December 31, 2000 has been eliminated to record the consideration paid to Magna and to record the income taxes payable and cumulative translation adjustments attributable to MES/DET. Since the aggregate fair value of the Convertible Series Preferred Shares and the Assumed Magna Debt exceeded the book value of Magna's net investment in MES/DET, such excess was recorded as a reduction of retained earnings and no dollar amount was ascribed to the Class A Subordinate Voting Shares issued to Magna. Retained earnings were also reduced as at December 31, 2000 by the transaction costs attributable to the Global Exteriors Transaction.

The reduction in retained earnings described above exceeded the accumulated retained earnings by $45.6 million [the "retained earnings shortfall"]. Decoma's shareholders approved a special resolution authorizing a reduction in the stated capital of Decoma's Class A Subordinate Voting and Class B Shares which reduction eliminated the retained earnings shortfall. The capital reductions have been given effect in these consolidated financial statements as of December 31, 2000.

Decoma International Inc. 2002        73

The following is a summary of the adjustments given effect in these consolidated financial statements as at December 31, 2000 related to the Global Exteriors Transaction:

	[U.S. dollars in thousands]
Retained earnings before the Global Exteriors Transaction, as at December 31, 2000 [restated for foreign currency translation, see note 2]		$84,843
Magna's net investment in MES/DET, as at December 31, 2000	247,180
Consideration paid for MES/DET
Cash consideration	(3,087)
Debt settled prior to January 5, 2001	(9,079)
Convertible Series Preferred Shares	(133,316)
Assumed Magna Debt	(219,819)
Class A Subordinate Voting Shares, no book value ascribed	—
Reallocation of amounts included in Magna's net investment
Receivables from affiliates	2,463
Income taxes payable	(523)
Currency translation adjustment	(12,535)
Excess of value ascribed to consideration paid for MES/DET over MES/DET book value		(128,716)
Transaction costs, net of income taxes		(1,523)
Reduction in stated capital of Class A Subordinate Voting and Class B Shares		45,552

Retained earnings after the Global Exteriors Transaction, as at December 31, 2000 [restated for foreign currency translation, see note 2]		$156

The major entities acquired in the Global Exteriors Transaction were as follows:

  •
  The remaining 60% of the outstanding capital stock of DET, which operates several manufacturing divisions in Canada; and

  •
  100% of the operations of MES consisting of:

  •
  all the outstanding capital stock of Magna Automotive Exterior Holding [Germany] GmbH ["MEH Germany"], which owns all the outstanding capital stock of Magna Exterior Systems GmbH, a German manufacturing company;

  •
  all the outstanding capital stock of Magna Pebra GmbH which operates in Germany;

  •
  all the outstanding capital stock of Magna Exterior Systems Limited which operates in England; and

  •
  all the outstanding capital stock of Magna Emfisint Belgica S.A. The operations of this company consist of a Belgian exterior systems business ["Braine-l'Alleud"] that was transferred from Magna prior to the completion of the Global Exteriors Transaction.

The consolidated statements of income include the historic revenues and expenses of DET and MES for all periods presented. The financial information for MES excludes the operations of subsidiary companies unrelated to MES that were transferred out of MES prior to the completion of the Global Exteriors Transaction.

The following principles were followed in the preparation of the historical financial information of MES/DET included in the consolidated financial statements:

  •
  Certain of the expenses represent amounts charged by Magna to MES/DET through affiliation and other fee agreements [see note 17]. The expenses charged by Magna to MES/DET are considered by management to be the best available approximation of the expenses that MES/DET would have incurred had it operated on a stand alone basis over the periods presented.

  •
  Interest expense includes interest on external debt and amounts due to Magna [included in Magna's net investment]. Interest expense and other financing charges included in the consolidated financial statements are based on the historical capital structure of Decoma and MES/DET and do not reflect the adjustments to Magna's net investment as a consequence of the Global Exteriors Transaction.

  •
  Income taxes have been recorded at statutory rates based on income before income taxes as reported as though MES/DET was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a current liability in the consolidated balance sheets. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment. Future income taxes have been presented in the consolidated balance sheets for each operation's temporary differences between the financial reporting and tax bases of assets and liabilities.

74        Decoma International Inc. 2002

  •
  As a result of the basis of presentation described above, the historical income of MES/DET may not necessarily be indicative of the revenues and expenses that would have resulted had MES/DET operated as a stand alone entity or as subsidiaries of Decoma.

21.  EARNINGS PER SHARE

	Years ended December 31,
	2002	2001
	[U.S. dollars, in thousands except per share figures]
Basic earnings per Class A Subordinate Voting and Class B Share
Net income attributable to Class A Subordinate Voting and Class B Shares	$88,233	$60,485

Average number of Class A Subordinate Voting and Class B shares outstanding during the year	67,800	60,456

Basic earnings per Class A Subordinate Voting and Class B Share	$1.30	$1.00

Diluted earnings per Class A Subordinate Voting and Class B Share
Net income attributable to Class A Subordinate Voting and Class B Shares	$88,233	$60,485
Adjustments [net of related tax effects] for:
Amortization of discount on Convertible Series Preferred Shares	8,351	9,276
Financing charges on Convertible Series Preferred Shares	4,792	3,483

	$101,376	$73,244

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	67,800	60,456
Adjustments for:
Class A Subordinate Voting Shares issuable on conversion of Convertible Series Preferred Shares	30,047	30,047
Stock options determined using the treasury stock method	460	81

	98,307	90,584

Diluted earnings per Class A Subordinate Voting and Class B Share	$1.03	$0.81

Diluted earnings per Class A Subordinate Voting and Class B Share exclude 0.4 million [year ended December 31, 2001 — 1.1 million] Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan as such options were not in the money during the year.

22.  UNITED STATES GAAP

The Company's consolidated financial statements are prepared using Canadian GAAP which conforms with United States GAAP except for the following:

[a]
Deferred Taxes

Prior to August 1, 2000, the income tax provision under Canadian GAAP was based on the deferral method and adjustments were not made for changes in income tax rates. Under United States GAAP, the income tax provision is calculated using the liability method and adjustments are made for enacted changes in income tax rates.

[b]
Convertible Series Preferred Shares

Under United States GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under United States GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders' equity and the non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

Decoma International Inc. 2002        75

[c]
Subordinated Debentures

Under United States GAAP, the Company would not have accounted for the Subordinated Debentures as part equity and part debt as required under Canadian GAAP. Under United States GAAP, the entire face amount of the debentures would be treated as a liability, the required interest payments would be recorded as interest expense and foreign exchange gains and losses on the liability would impact net income.

[d]
Goodwill and Deferred Preproduction Expenditures

Under United States GAAP, the Company would have expensed all preproduction costs as incurred. Accordingly, in addition to the deduction of Canadian GAAP deferred preproduction additions and the addback of Canadian GAAP deferred preproduction amortization, the Merplas deferred preproduction expenditures write-off [see note 2] is also added back to arrive at United States GAAP earnings as these expenditures were expensed for United States GAAP in prior years.

The elimination of deferred preproduction costs also results in higher goodwill for United States GAAP purposes related to the acquisition of the remaining interest in the Conix Group [see note 3]. The portion of this higher goodwill amount that is related to Merplas has been written off for United States GAAP as part of the Company's initial review of goodwill impairment in June 2002 [see note 2]. Under United States GAAP, the 2002 goodwill write-off as a result of the Company's initial review for impairment is reported as a cumulative catch-up adjustment for a change in accounting policy.

[e]
Joint Ventures

Prior to the October 2000 acquisition of the remaining interest in the Conix Group [see note 3], the Company accounted for its 51% joint controlling interest in the Conix Group on a proportionate consolidation basis. For purposes of United States GAAP, this joint controlling interest would be accounted for by the equity method. Net income and retained earnings under United States GAAP are not impacted by the proportionate consolidation of jointly controlled entities.

Prior to the October 2000 acquisition of the remaining interest in the Conix Group, under United States GAAP, the Company provided for withholding taxes on undistributed earnings from the Conix Group's United States operations. On acquisition of the remaining interest in the Conix Group, such provision for withholding taxes was eliminated against goodwill arising on the acquisition.

[f]
Derivative Instruments

The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar and Euro outflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including July 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under United States GAAP.

Effective August 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 ["Statement 133"], "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value [i.e., gains or losses] of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under Statement 133. As a result, for the year ended December 31, 2001 and the five month period ended December 31, 2000 the Company's derivative portfolio was not eligible for hedge accounting despite the fact that management considered its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar and Euro outflows.

Accordingly, the Company has recorded a loss of $0.2 million in the year ended December 31, 2002 related to the Company's derivative portfolio for purposes of reconciling to United States GAAP [loss in the year ended December 31, 2001 — $0.4 million; income in the five month period ended December 31, 2000 — $0.4 million]. The Company recorded a cumulative loss adjustment to other comprehensive income of $0.5 million as of August 1, 2000 upon adoption of Statement 133.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2002, 2001 and 2000 in relation to Statement 133 and has concluded that there are no embedded derivatives as defined in the Statement.

76        Decoma International Inc. 2002

[g]
Minimum Pension Liability

Under United States GAAP, in certain periods the Company would have reported an additional minimum liability for employee future benefits since the accumulated benefit obligation for certain pension plans exceeds the projected benefit obligation. The offsetting effect of the additional minimum liability is reported as an adjustment to other comprehensive income.

[h]
Global Exteriors Transaction

Under United States GAAP, the transaction costs related to the Global Exteriors Transaction would be expensed [see note 20].

The reduction in stated capital of the Class A Subordinate Voting and Class B Shares to absorb the Company's retained earnings shortfall arising from the Global Exteriors Transaction [see note 20] would not impact the accounting value of the Class A Subordinate Voting and Class B Shares and retained earnings as reported under United States GAAP.

[i]
Revenue Recognition

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ["SAB 101"].

In the normal course of business, the Company enters into arrangements with its customers to design, engineer, build or subcontract the building of tools, dies, moulds and production equipment and processes [collectively "tooling"]. Under separately priced tooling contracts, such tooling is sold to the customer upon completion but is retained by the Company and used in subsequent related parts production. With the introduction of SAB 101, under United States GAAP, the in-house manufacture of tooling and the subsequent related parts production are regarded as a single arrangement. Previously, the Company recognized revenue from such tooling arrangements separately on completion of the tooling build. Effective August 1, 2000, for purposes of United States GAAP, the Company recognizes sales and related cost of sales for these tooling activities over the estimated life of the subsequent parts production arrangement. There was no impact to retained earnings as a result of the cumulative effect of adopting this new United States GAAP policy effective August 1, 2000.

For the year ended December 31, 2002 revenues and expenses under U.S. GAAP are lower by $6.5 million [year ended December 31, 2001 — $5.0 million; five month period ended December 31, 2000 — $2.3 million] and $5.1 million [year ended December 31, 2001 — $4.2 million; five month period ended December 31, 2000 — $2.3 million], respectively, and net income attributable to Class A Subordinate Voting and Class B Shares was lower by $0.9 million [year ended December 31, 2001 — $0.5 million; five month period ended December 31, 2000 — nil].

During the year ended December 31, 2002, the Company recognized $4.0 million in sales [year ended December 2001 — $5.6 million; five month period ended December 31, 2000 — $2.6 million] and $3.7 million of cost of goods sold [year ended December 31, 2001 — $5.1 million; five month period ended December 31, 2000 — $2.6 million] that was included in the cumulative effect adjustment as of August 1, 2000.

[j]
Change in Year End

As a result of the Company's change in year end to December 31 and the resulting five month transition period ended December 31, 2000, the Company is required to disclose the following comparative condensed consolidated statement of income for the five month period ended December 31, 1999 determined in accordance with Canadian GAAP:

Five month period ended December 31, 1999
[U.S. dollars in thousands] [unaudited]
Sales	$584,059

Operating income	$39,340

Income before income taxes and minority interest	$30,937

Net income	$16,576

Net income attributable to Class A Subordinate Voting and Class B Shares	$15,680

Decoma International Inc. 2002        77

[k]
Reporting Currency

Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's financial statements for all periods presented through December 31, 2000 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect on January 1, 2001. Under United States GAAP, the financial statements for the periods prior to the change in reporting currency must be translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate. The most significant differences arising from the application of the current rate method to the periods presented are the effects on net income and comprehensive income described in items (n) and (o) below and the effects on sales and cost of goods sold. Sales and cost of goods sold under United States GAAP were as follows:

	Five month periods ended December 31,
			Year ended July 31, 2000
	2000	1999
	[U.S. dollars in thousands] [unaudited]
Sales	$656,866	$593,274	$1,507,083

Cost of goods sold	$537,941		$1,216,786

[l]
Cumulative Translation Adjustment

As described in note 10, under Canadian GAAP, during 2002 the Company recognized $0.5 million of its cumulative translation adjustment in income on the repatriation of Euro 10 million from its European operations [year ended December 31, 2001 — $2.8 million on the repatriation of $25 million from its United States operations]. Under United States GAAP, the partial repatriation of a foreign investment does not result in the recognition in income of a portion of the cumulative translation adjustment. Under United States GAAP, the recognition in income of the cumulative translation adjustment occurs only upon the complete, or substantially complete, liquidation of a foreign investment.

[m]
Electricity Swap Contracts

As described in note 13 [e], the Company uses electricity swap contracts to manage the cash flow risk from its electricity purchase requirements in Ontario, Canada. Under both Canadian and United States GAAP, these swap contracts are accounted for using hedge accounting and the net swap settlements are recognized in the same period as, and as part of, the hedge transaction. For United States GAAP purposes only, the Company reflects the estimated fair value of the swap contracts on the balance sheet with an offsetting adjustment to other comprehensive income.

78        Decoma International Inc. 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

[n]
Statements of Income

The following table presents net income following United States GAAP:

	Years ended December 31,		Five month periods ended December 31,
					Year ended July 31, 2000
	2002	2001	2000	1999
	[U.S. dollars, in thousands except per share figures]
				[unaudited]
Net income under Canadian GAAP	$93,025	$68,676	$20,073	$16,576	$49,593
Adjustments [net of related tax effects] for:
Amortization of discount on Convertible
Series Preferred Shares	8,351	9,276	1,119	1,613	3,919
Additional interest on Subordinated Debentures	—	(2,991)	(785)	—	—
Foreign exchange gain (loss) on
Subordinated Debentures	—	(2,181)	555	—	—
Deferred preproduction expenditures	10,221	1,868	(2,288)	(337)	(660)
Amortization of goodwill	—	(181)	(68)	—	—
Derivative instruments	(232)	(392)	355	—	—
Global Exteriors Transaction costs	—	—	(1,523)	—	—
Amortization of tooling income	(933)	(526)	—	—	—
Change in reporting currency	—	—	(115)	247	900
Cumulative translation adjustment	(495)	(2,780)	—	—	—
Income tax provision adjustment under the liability method	—	—	—	(152)	584

Net income under United States GAAP before cumulative catch-up adjustment	109,937	70,769	17,323	17,947	54,336
Cumulative catch-up adjustment for change in accounting policy for goodwill	(15,664)	—	—	—	—

Net income under United States GAAP	94,273	70,769	17,323	17,947	54,336
Dividends on Convertible Series Preferred Shares	(12,098)	(9,836)	(2,500)	(2,500)	(4,999)

Net income available to Class A Subordinate Voting and Class B Shares under United States GAAP	$82,175	$60,933	$14,823	$15,447	$49,337

Earnings per Class A Subordinate Voting or Class B Share under United States GAAP
Basic
Before cumulative catch-up adjustment	$1.44	$1.01	—	—	—
After cumulative catch-up adjustment	$1.21	$1.01	—	—	—
Diluted
Before cumulative catch-up adjustment	$1.12	$0.78	—	—	—
After cumulative catch-up adjustment	$0.96	$0.78	—	—	—

Decoma International Inc. 2002        79

[o]
Comprehensive Income

The following table presents comprehensive income under United States GAAP:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Net income attributable to Class A Subordinate Voting and Class B
Shares under United States GAAP	$82,175	$60,933	$14,823	$49,337
Adjustments for:
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	6,568	5,148	(3,311)	11,753
Minimum pension liability	214	(214)	—	—
Electricity swap contracts	734	—	—	—
Cumulative adjustment at August 1, 2000 for the change in derivative instrument accounting	—	—	(493)	—
Derivative instruments	689	(19)	(87)	—

Comprehensive income attributable to Class A Subordinate Voting and Class B Shares under United States GAAP	$90,380	$65,848	$10,932	$61,090

[p]
Balance Sheets

The following tables present significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under United States GAAP:

	December 31, 2002
		Note 22 reference
	Canadian GAAP	(b)	(d)	(f), (i) (l), (m)	(h), (k)	United States GAAP
	[U.S. dollars in thousands]
Fixed assets, net	$525,463	—	(651)	—	—	$524,812

Goodwill, net	$62,008	—	(1,085)	—	—	$60,923

Other assets	$16,745	—	(2,171)	—	—	$14,574

Accounts payable	$(187,656)	—	—	(1,379)	—	$(189,035)

Future tax liabilities, net	$(42,099)	—	1,074	476	—	$(40,549)

Convertible Series Preferred Shares
Current	$(95,639)	—	—	—	—	$(95,639)
Long-term	$(116,140)	(11,378)	—	—	—	$(127,518)

Other long-term liabilities	$(4,837)	—	—	—	—	$(4,837)

Shareholders' equity
Convertible Series Preferred Shares	$(18,765)	18,765	—	—	—	$—
Class A Subordinate Voting Shares	(172,488)	—	—	—	(16,577)	(189,065)
Class B Shares	(30,594)	—	—	—	(36,145)	(66,739)
Retained earnings	(111,450)	(6,191)	2,973	5,003	27,607	(82,058)
Accumulated other comprehensive income	(29,451)	(1,196)	(140)	(4,100)	25,115	(9,772)

	$(362,748)	11,378	2,833	903	—	$(347,634)

80        Decoma International Inc. 2002

December 31, 2001 United States GAAP
[U.S. dollars in thousands]
Fixed assets, net	$481,697

Goodwill, net	$73,792

Other assets	$6,687

Accounts payable	$(179,746)

Future tax liabilities, net	$(33,850)

Convertible Series Preferred Shares
Long-term	$(219,353)

Other long-term liabilities	$(4,501)

Shareholders' equity
Class A Subordinate Voting Shares	$(184,402)
Class B Shares	(66,739)
Retained earnings	(14,130)
Accumulated other comprehensive income	(1,567)

$(266,838)

[q]
Stock-Based Compensation

For United States GAAP purposes, the Company continues to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted by Statement 123, "Accounting for Stock-Based Compensation" ["Statement 123"]. However, under Statement 123, the Company is required to make pro forma disclosures of net income attributable to Class A Subordinate Voting and Class B Shares based on the fair value of stock options as estimated at the date of grant using the Black-Scholes option valuation pricing model.

This is consistent with the Company's Canadian GAAP approach to stock-based compensation. However, given that net income attributable to Class A Subordinate Voting and Class B Shares before pro forma adjustments for the fair value of stock option grants differs between United States and Canadian GAAP, pro forma net income attributable to Class A Subordinate Voting and Class B Shares differs between United States and Canadian GAAP.

Decoma International Inc. 2002        81

For purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares, based on the fair value of all stock options at the grant date, would have been:

	Years ended December 31,
			Five month period ended December 31, 2000
				Year ended July 31, 2000
	2002	2001
	[U.S. dollars in thousands]
Net income attributable to Class A Subordinate Voting and Class B Shares under United States GAAP	$82,175	$60,933	$14,823	$49,337
Pro forma adjustments for the fair value of stock option grants [see note 12]	(1,019)	(1,199)	(520)	(1,072)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares under United States GAAP	$81,156	$59,734	$14,303	$48,265

Pro forma earnings per Class A Subordinate Voting or Class B Share under United States GAAP
Basic	$1.20	$0.99	—	—
Diluted	$0.95	$0.77	—	—

[r]
Variable Interest Entities

One of the Company's German subsidiaries has entered into an operating lease for a new facility currently under construction. Construction costs are estimated at approximately $12 million. Such facility is owned by a partnership that has been substantially debt financed to fund the construction. The partnership is owned directly and indirectly by a leasing company. The partnership has entered into a lease agreement with the leasing company which in turn has entered into a sublease with the Company's German subsidiary. Such sublease is for a term of 19 years with a 5 year renewal option. Although the Company's German subsidiary has options to acquire either the facility under lease or the partnership, the Company's obligations under this arrangement are limited to those in its operating lease agreement.

[s]
New Accounting Pronouncements

Under Staff Accounting Bulletin No. 74, the Company is required to disclose certain information relating to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" ["CICA 3063"]. The most significant change under the new recommendations is to require that impairment losses on long-lived assets be measured as the amount by which the asset's carrying value exceeds its fair value; previously, Canadian GAAP required that asset impairment be measured as the amount by which the asset's carrying value exceeded the undiscounted future cash flows from the use of the asset. The new recommendations, which are effective for fiscal years beginning on or after April 1, 2003, conform Canadian GAAP as it applies to impairment of long-lived assets with United States GAAP.

In December 2002, the CICA amended Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"]. CICA 3475 provides guidance on differentiating between assets held for sale and held for disposal other than by sale and on the presentation of discontinued operations. CICA 3475 applies to disposal activities initiated on or after May 1, 2003.

In December 2002, the CICA approved proposed amendments to Accounting Guideline AcG-13, "Hedging Relationships" ["AcG-13"]. The proposed amendments clarify certain of the requirements in AcG-13 and provide additional application guidance. The proposed amendments will be finalized in the first half of 2003 and will be applicable when AcG-13 becomes effective for fiscal years beginning on or after July 1, 2003.

Although the Company is currently reviewing CICA 3063, CICA 3475 and AcG-13, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

United States GAAP standards:

During 2001, the Financial Accounting Standards Board ["FASB"] issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ["FAS 143"]. FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life

82        Decoma International Inc. 2002

of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

During 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ["FAS 146"]. FAS 146 requires that costs associated with an exit or disposal activity be recognized and measured at fair value in the period in which the liability is incurred. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ["FIN 45"]. FIN 45 requires certain guarantees to be recorded at fair value; previously a liability was only recorded when a loss under a guarantee was probable and reasonably estimable. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ["FIN 46"]. FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.

Although the Company is currently reviewing FAS 143 and FAS 146 and the recognition and measurement requirements of FIN 45 and 46, the impact, if any, of these pronouncements on its consolidated financial statements has not been determined.

23.  SUBSEQUENT EVENTS

On March 6, 2003, the Company entered into an agreement with an underwriting syndicate to issue Cdn. $100 million of 6.5% convertible unsecured subordinated debentures (the "Debentures") maturing March 31, 2010. The Debentures are convertible at the option of the holder at any time into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $13.25 per share. On redemption or maturity, the Company will have the option of retiring the Debentures with Class A Subordinate Voting Shares. The number of Class A Subordinate Voting Shares issuable is based on 95% of the trading price of the Class A Subordinate Voting Shares at the time of redemption or maturity.

Decoma International Inc. 2002        83

DECOMA'S BOARD OF DIRECTORS

NEIL G. DAVIS B.A., LL.B.
Partner, Davis Webb Schulze & Moon LLP

Neil G. Davis is a partner with the law firm of Davis Webb Schulze & Moon LLP where he practices in general law with emphasis on municipal, planning and environmental work and expertise in commercial real estate and corporate law. He also serves as Chairman of the Georgian Bay Trust Foundation and is a past Director of Community Care Access Centre of Peel, past Governor of Sheridan College, past Chair of leadership gifts for YMCA Capital Campaign, and past Director of a number of local community charities and social organizations. Mr. Davis is a director of Intier Automotive Inc. and has been a director of Decoma since Apri1 16, 2001.

ROBERT J. FULLER B. COM., LL.B., Q.C.
Senior Partner, Miller Thomson LLP

Robert J. Fuller is a senior partner in the law firm of Miller Thomson LLP, a full service law firm with offices in Toronto, Markham, Edmonton, Calgary, Vancouver, Whitehorse and Washington, D.C. and affiliations throughout the world. His practice involves individual and corporate planning from a broad perspective, both domestic and international. He serves on the Boards of Directors of numerous companies. Mr. Fuller has been a director of Decoma since March 2, 1998.

JENNIFER J. JACKSON
President, Berger Jackson Capital Services, Inc.

Jennifer J. Jackson is the President of Berger Jackson Capital Services, Inc. and a Principal of Berger Jackson Capital Management, LLC and Berger Jackson Capital L.P., general partners for the Berger Jackson group of private investment partnerships, providing investment and financial advice to individual, corporate and institutional clients. She has provided strategic direction and developed strategic relationships for a number of companies. Ms. Jackson has been a director of Decoma since March 2, 1998.

FRANK E. MACHER B.S., MECH ENG, M.B.A.
Chairman and Chief Executive Officer, Federal-Mogul Corporation

Frank E. Macher is Chairman and Chief Executive Officer and a director of Federal-Mogul Corporation, one of the largest independent suppliers to the world's automakers. He is also a director of Tenneco Automotive Inc. and a member ofthe Board of Trustees of Kettering University. He has served on the Industry Manufacturing Advisory Council for Stanford University, the MIT Leaders for Manufacturing Council and the Detroit Historical Society. Mr. Macher has been a director of Decoma since January 6, 1999.

84        Decoma International Inc. 2002

JOHN T. MAYBERRY B.A.PSYCH, LL.D.
Chair of the Board and Chief Executive Officer, Dofasco Inc.

John T. Mayberry is Chair of the Board and Chief Executive Officer and a director of Dofasco Inc., a major steel manufacturer located in Hamilton, Ontario. He is also a director of the Bank of Nova Scotia. He participates in a number of industry-related associations and is a director of the International Iron and Steel Institute and the American Iron and Steel Institute. Mr. Mayberry has been a director of Decoma since March 2, 1998.

ALAN J. POWER B. ENG MECH
President and Chief Executive Officer, Decoma International Inc.

Alan J. Power is President and Chief Executive Officer of Decoma International Inc. He has directed Decoma's global growth since becoming President in 1993, having commenced his career with the Magna group in 1987. In 1999, Mr. Power became a member of Top 40 Under 40 and in 2001 received the "Leader of the Year" award from the Canadian Plastics Industries Association. In September 2002, he was appointed co-chair of the CAPC (Canadian Automotive Partnership Council) Innovation Working Committee. Mr. Power is a member of the Magna Technical Training Centre Advisory Committee and has been adirector of Decoma since December 3, 1997.

BELINDA STRONACH
President and Chief Executive Officer, Magna International Inc.

Belinda Stronach is President and Chief Executive Officer and a director of Magna International Inc., a leading global supplier of technologically advanced automotive systems, components and complete modules. She is a director and the Chairman of Tesma International Inc. and a director of Intier Automotive Inc. Ms. Stronach has been a director of Decoma since April 16, 2001 and was appointed Chairman on February 18, 2002.

SIEGFRIED WOLF, ING.
Executive Vice-Chairman, Magna International Inc.

Siegfried Wolf is an Executive Vice-Chairman and a director of Magna International Inc., a leading global supplier of technogically advanced automotive systems, components and complete modules. Mr. Wolf is a director of Tesma International Inc. and Intier Automotive Inc. and has been a director of Decoma since April 2, 2002.

Decoma International Inc. 2002        85

HISTORICAL FINANCIAL SUMMARY

	Years ended December 31,			Five month period ended December 31, 2000	Years ended July 31,
	2002	2001	2000		2000	1999	1998
	[U.S. dollars, in thousands except per share figures]
EARNINGS
Sales	$2,056,673	$1,815,869	$1,558,536	$663,340	$1,479,255	$1,332,584	$1,064,754
EBITDA(1)	260,278	222,677	176,634	70,959	170,030	127,598	124,202
Operating income	173,693	141,317	112,326	42,315	109,353	73,482	78,460
Financing expense(2)	20,335	28,371	22,275	9,341	21,471	20,201	15,696
Income before income taxes and minority interest	158,248	115,741	90,567	33,174	88,330	53,226	60,154
Net income	93,025	68,676	53,090	20,073	49,593	30,350	34,354
Net income attributable to Class A Subordinate Voting and Class B Shares	$88,233	$60,485	$50,332	$18,178	$47,834	$28,458	$33,611
Earnings per Class A Subordinate Voting and Class B Share
Basic	$1.30	$1.00	—	—	—	—	—
Diluted	$1.03	$0.81	—	—	—	—	—
CASH FLOWS
Cash generated from operating activities before changes in non-cash working capital	$188,582	$160,710	$130,444	$49,840	$127,651	$91,666	$90,632
Changes in non-cash working capital	50,011	(920)	(12,580)	(48,282)	(23,553)	7,668	(26,646)
Fixed and other asset and investment spending, net	(108,070)	(73,231)	(88,566)	(30,780)	(83,743)	(138,594)	(137,189)
Acquisition spending	(2,584)	(14,864)	(43,424)	(43,424)	—	—	(81,491)
Proceeds from disposition of operating division	5,736	—	—	—	—	—	—
Dividends on Convertible Series Preferred Shares	(12,098)	(11,085)	(5,000)	(1,250)	(4,999)	(4,999)	(2,000)
Dividends on Class A Subordinate Voting and Class B Shares	(14,247)	(12,599)	(6,610)	(1,725)	(6,037)	(4,599)	(862)
Cash generated from (used in) financing activities excluding dividends	(124,356)	(3,099)	47,602	83,735	(15,934)	30,107	218,269
Increase (decrease) in cash and cash equivalents	$(12,212)	$44,230	$21,088	$7,809	$(7,458)	$(19,022)	$62,466

1.
Refer to page 29 of this Annual Report for the Company's definition of EBITDA.

2.
Financing expense includes interest expense and amortization of discount on Convertible Series Preferred Shares.

3.
Non-cash working capital excludes cash and cash equivalents, bank indebtedness, current portion of long-term debt, current portion of debt due to Magna and current portion of the liability component of the Convertible Series Preferred Shares.

4.
Long-term debt includes debenture interest obligation.

5.
Shareholders' equity includes the equity portions of the Subordinated Debentures and Convertible Series Preferred Shares and Magna's net investment in MES and DET prior to the completion of the Global Exteriors Transaction.

86        Decoma International Inc. 2002

	December 31,			July 31,
	2002	2001	2000	2000	1999
FINANCIAL POSITION
Non-cash working capital(3)	$168,052	$204,768	$194,748	$121,291	$101,270
Total assets	1,192,535	1,169,159	1,089,850	834,883	830,032
Cash and cash equivalents	82,059	94,271	50,041	42,232	49,690
Bank indebtedness	55,021	159,959	83,695	13,879	19,655
Long-term debt (including current portion)(4)	16,595	27,508	61,103	28,252	31,182
Debt due to Magna (including current portion)	178,630	164,532	254,968	26,850	35,595
Convertible Series Preferred Shares, held by Magna (including current portion)	211,779	199,956	203,101	95,855	91,936
Minority interest	—	—	6,872	6,909	9,423
Shareholders' equity(5)	$362,748	$297,106	$212,152	$419,430	$404,140
	Three month periods ended
	December 31, 2002	September 30, 2002	June 30, 2002	March 31, 2002
QUARTERLY FINANCIAL INFORMATION
Sales	$528,188	$465,518	$565,819	$497,148
EBITDA(1)	62,547	55,918	82,162	59,651
Operating income	42,701	36,112	54,757	40,123
Financing expense(2)	4,448	5,093	5,444	5,350
Income before income taxes and minority interest	38,795	30,714	49,850	38,889
Net income	23,095	18,622	27,415	23,893
Net income attributable to Class A Subordinate Voting and Class B Shares	$21,798	$17,485	$26,233	$22,717
Earnings per Class A Subordinate Voting and Class B Share
Basic	$0.32	$0.26	$0.39	$0.34
Diluted	$0.25	$0.21	$0.30	$0.27

	Three month periods ended
	December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
Sales	$466,379	$420,021	$485,419	$444,050
EBITDA(1)	57,745	45,277	66,383	53,272
Operating income	36,442	24,900	46,225	33,750
Financing expense(2)	6,121	6,547	7,315	8,388
Income before income taxes and minority interest	33,042	18,267	39,127	25,305
Net income	19,824	10,700	23,110	15,042
Net income attributable to Class A Subordinate Voting and Class B Shares	$16,653	$8,996	$21,167	$13,669
Earnings per Class A Subordinate Voting and Class B Share
Basic	$0.25	$0.13	$0.38	$0.27
Diluted	$0.20	$0.13	$0.29	$0.20

Decoma International Inc. 2002        87

INVESTOR INFORMATION

CANADA

	(TSX)
2002 Quarter*
	Volume	High	Low	Close
	(Canadian dollars except volume)
1st	2,022,686	19.10	15.00	16.90
2nd	3,134,823	21.10	15.50	17.00
3rd	2,013,611	17.99	12.55	13.05
4th	5,845,602	15.25	10.56	12.32

2001 Quarter*	Volume	High	Low	Close
1st	217,166	11.29	8.80	10.50
2nd	2,876,990	12.75	10.00	11.86
3rd	3,130,118	14.00	10.31	10.78
4th	2,445,970	15.97	10.35	15.85

UNITED STATES

	(NASDAQ)
2002 Quarter*
	Volume	High	Low	Close
	(U.S. dollars except volume)
1st	129,303	12.23	9.37	10.58
2nd	391,817	13.85	9.80	11.22
3rd	261,805	11.74	7.86	8.26
4th	544,014	9.80	6.63	7.86

2001 Quarter*	Volume	High	Low	Close
1st	42,230	7.00	6.00	6.75
2nd	37,070	8.00	6.50	7.64
3rd	82,295	9.11	6.55	6.75
4th	67,690	10.05	6.65	9.47

*
Years ended December 31

Transfer Agents & Registrars

Canada

Class A Subordinate Voting Shares Computershare Trust Company of Canada, Toronto, Canada

United States

Class A Subordinate Voting Shares Computershare Trust Company, Inc., Golden, Colorado, U.S.A.

Stock Listings

Class A Subordinate Voting Shares Toronto Stock Exchange — DEC.A
NASDAQ National Market — DECA

Auditors

Ernst & Young LLP
Toronto, Canada

Principal Bankers

Royal Bank of Canada
Citibank Canada
Toronto, Canada

Investor Information

Shareholders seeking assistance or
information about the Company are
requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

50 Casmir Court, Concord
Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

Annual Meeting

Monday, May 5, 2003
at 3:00 p.m.
The Design Exchange
Toronto Dominion Centre
Ernst & Young Tower
234 Bay Street, 2nd Floor
Toronto, Ontario, Canada

88        Decoma International Inc. 2002

OFFICERS, OPERATIONS MANAGEMENT AND BOARD OF DIRECTORS

OFFICERS

Belinda Stronach
Chairman of the Board

Alan J. Power
President and Chief Executive Officer

R. David Benson
Executive Vice-President, Secretary and General Counsel

Douglas M. Harrison
Executive Vice-President, Planning and Corporate Development

S. Randall Smallbone
Executive Vice-President, Finance and Chief Financial Officer

Gregory J. Walton
Executive Vice-President, Sales and Marketing

Guy R. Jones
Vice-President, Finance

David M. Ongaro
Treasurer

OPERATIONS MANAGEMENT

Terry L. Ball
President, Exterior Trim

Robert A. Brownlee
President, Fascia Operations

Gerd Brusius
President, Decoma Europe

James R. Drouillard
Vice-President, Engineering and Product Development

William A. Frederiksen
Vice-President and General Manager, Systems Integration

BOARD OF DIRECTORS

Neil G. Davis
Partner, Davis Webb Schulze & Moon LLP

Robert J. Fuller
Senior Partner, Miller Thomson LLP

Jennifer J. Jackson
President, Berger Jackson Capital Services Inc.

Frank E. Macher
Chairman and Chief Executive Officer, Federal-Mogul Corporation

John T. Mayberry
Chair of the Board and Chief Executive Officer, Dofasco Inc.

Alan J. Power
President and Chief Executive Officer, Decoma International Inc.

Belinda Stronach
President and Chief Executive Officer, Magna International Inc.

Siegfried Wolf
Executive Vice-Chairman, Magna International Inc.

www.decoma.com

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888 Fax. 905.669.5075

QuickLinks

CONTENTS
FINANCIAL HIGHLIGHTS
AT-A-GLANCE
DECOMA INTERNATIONAL INC.
DECOMA'S GLOBAL FACILITIES
DECOMA'S PRODUCT RANGE
DECOMA'S TOP FIVE PLATFORMS
ACHIEVEMENTS
FORWARD THINKING
DELIVERING SOLUTIONS
FORM AND FUNCTION
MANUFACTURING EDGE
NEW TECHNOLOGIES
GLOBAL REACH
EMPLOYEE SHAREHOLDERS
TO OUR SHAREHOLDERS
DECOMA'S TEAM OF DRIVERS
FINANCIAL REVIEW
CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS [U.S. dollars in thousands]
CONSOLIDATED STATEMENTS OF INCOME [U.S. dollars, in thousands except per share figures]
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS AND MAGNA'S NET INVESTMENT [U.S. dollars, in thousands]
CONSOLIDATED STATEMENTS OF CASH FLOWS [U.S. dollars, in thousands]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002
DECOMA'S BOARD OF DIRECTORS
HISTORICAL FINANCIAL SUMMARY
INVESTOR INFORMATION
OFFICERS, OPERATIONS MANAGEMENT AND BOARD OF DIRECTORS